SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period From              to

Commission File Number 0-14278

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MICROSOFT CORPORATION SAVINGS PLUS 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Microsoft Corporation

One Microsoft Way

Redmond, Washington 98052-6399

REQUIRED INFORMATION

The Microsoft Corporation Savings Plus 401(k) Plan (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the required information outlined as Items 1-3 of the Form 11-K, the statements of net assets available for benefits and the related statements of changes in net assets available for benefits as of and for the years ended December 31, 2014 and 2013, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

Microsoft Corporation Savings Plus 401(k) Plan

Date: June 24, 2015	/s/ J. Ritchie
J. Ritchie
Member of 401(k) Administrative Committee

Date: June 24, 2015	/s/ William J. Sample
William J. Sample
Member of 401(k) Administrative Committee

Date: June 24, 2015	/s/ George Zinn
George Zinn
Member of 401(k) Administrative Committee

APPENDIX 1

MICROSOFT CORPORATION SAVINGS PLUS 401(k) PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM;

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013;

NOTES TO FINANCIAL STATEMENTS; AND

SUPPLEMENTAL SCHEDULE OF ASSETS HELD AT END OF YEAR AS OF DECEMBER 31, 2014

MICROSOFT CORPORATION SAVINGS PLUS 401(k) PLAN

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2014 and 2013	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2014 and 2013	3

Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULE:

Supplemental Schedule of Assets Held at End of Year as of December 31, 2014	13

EXHIBITS:

Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrators of the Microsoft Corporation Savings Plus 401(k) Plan

Redmond, WA

We have audited the accompanying statements of net assets available for benefits of Microsoft Corporation Savings Plus 401(k) Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets held at end of year as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

Seattle, Washington

June 24, 2015

MICROSOFT CORPORATION SAVINGS PLUS 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,	2014	2013

ASSETS
Cash	$5,672,423	$11,514,706
Investments held by trustee, at fair value	12,417,632,077	11,142,764,257
Receivables:
Participant loans	103,400,059	99,135,026
Other receivables	15,678,861	9,712,160

Total receivables	119,078,920	108,847,186

Total assets	$12,542,383,420	$11,263,126,149

LIABILITIES
Operating payables	$3,287,926	$2,045,169
Other payables	6,249,250	6,239,850

Total liabilities	9,537,176	8,285,019

NET ASSETS AVAILABLE FOR BENEFITS	$12,532,846,244	$11,254,841,130

See accompanying notes.

MICROSOFT CORPORATION SAVINGS PLUS 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31,	2014	2013

ADDITIONS
Net investment income:
Interest and dividends	$81,791,572	$67,642,828
Net increase in fair value of investments	845,412,137	2,152,942,701

Net investment income	927,203,709	2,220,585,529

Contributions and transfers in:
Participant contributions	810,491,649	732,357,141
Employer contributions	249,160,178	227,489,525
Transfers in	9,174,105	5,302,979

Contributions and transfers in	1,068,825,932	965,149,645

Total additions	1,996,029,641	3,185,735,174

DEDUCTIONS
Benefits paid to participants	718,024,527	629,548,820

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	1,278,005,114	2,556,186,354

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	11,254,841,130	8,698,654,776

End of year	$12,532,846,244	$11,254,841,130

See accompanying notes.

MICROSOFT CORPORATION SAVINGS PLUS 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1: DESCRIPTION OF THE PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Microsoft Corporation Savings Plus 401(k) Plan (the “Plan”), a defined contribution plan, is sponsored by Microsoft Corporation (the “Company” or “Microsoft”). Participating employers included in the Plan are Microsoft Corporation; Microsoft Licensing, GP; MOL Corporation; Vexcel Corporation; Microsoft Online, Inc; Microsoft Payments, Inc; Microsoft Open Technologies, Inc; and Twisted Pixel Games. These entities represent Microsoft or wholly owned subsidiaries of Microsoft. Microsoft Licensing, GP was removed as a participating employer from the Plan as of August 1, 2014. The Plan year is January 1 through December 31. The Plan is administered by the 401(k) Administrative Committee and subject to the provisions of the Employee Retirement Income Security Act of 1974. The information below summarizes certain aspects of the Plan, and is intended to be a summary only. Plan participants should refer to the Plan Document for more complete information.

Accounting Principles: The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Eligibility: Regular and retail services employees of participating employers who are on U.S. payroll and have reached age 18 may enroll in the Plan at any time.

Eligible Compensation: Eligible compensation includes wages, salary, bonuses, commissions, and overtime. Compensation does not include, for example, items such as stock awards, any amounts realized on the exercise of Microsoft stock options, reimbursements or other expense allowances, fringe benefits (cash and noncash), moving expenses, deferred compensation, welfare plan benefits including health or life insurance, or any bonuses or expense allowances which are not based upon performance as an employee.

Contributions:

Participant Contributions

Participants may contribute to the Plan on a pre-tax basis and/or Roth basis using eligible compensation each pay period, subject to regulatory limitations. Participants reaching age 50 or older by the end of the Plan year may also elect to make additional catch-up contributions to the Plan on a pre-tax basis and/or Roth basis. Additionally, all participants may contribute up to $20,000 annually on an after-tax basis. A participant’s aggregate contribution election (combined pre-tax, Roth, after-tax, pre-tax catch-up and Roth catch-up) may not exceed 75% of their eligible compensation per pay period. Participant contributions may be suspended at any time and reinstated at any subsequent entry date.

Participants may also choose to make rollover contributions to the Plan of amounts received from an eligible employer plan maintained by another company, including direct rollovers from such plans.

Employer Contributions

The Company makes a pre-tax matching contribution of $0.50 for every $1.00 contributed (up to a 6 percent combined pre-tax and Roth contribution rate). Participants are matched only on pre-tax and Roth contributions and do not receive a match on after-tax contributions or catch-up contributions. The maximum Company match is 3 percent of the participant’s eligible compensation, subject to regulatory limitations.

Yammer, Inc. (“Yammer”) was acquired by the Company in 2012 and the Yammer plan assets merged into the Plan during 2013. The merged amounts are included as transfers in on the statements of changes in net assets available for benefits for 2013.

ESOP Feature: The Plan includes an Employee Stock Ownership Plan (“ESOP”) feature for the portion of the Plan designed to invest primarily in Microsoft Common Stock. The ESOP feature allows participants to either reinvest their cash dividends earned on Microsoft Common Stock or receive those dividends in cash. Amounts invested in Microsoft Common Stock are treated as being held through the ESOP, provided that at the time such amounts were received by the Plan (e.g., through contributions or transfers), the participants whose Plan accounts received such assets were employed by Microsoft or a corporation that is part of the same controlled group of corporations as Microsoft.

Participants who are not employed by an employer established as a corporation that is part of the same controlled group of corporations as Microsoft may not participate in the ESOP, but may invest their contributions and earnings in Microsoft Common Stock. Employees that are not eligible to participate in the ESOP feature are not eligible to receive dividends on Microsoft Common Stock in cash paid directly to them. Instead, dividends paid on contributions invested in Microsoft Common Stock and the earnings that accumulate on those contributions will automatically be reinvested in Microsoft Common Stock.

Participant Accounts: Each participant’s account is credited with the allocation of (a) the participant elective deferrals (i.e. participant contributions) and the Company’s matching contribution (i.e. employer contributions) and (b) Plan earnings and expenses. Allocations are based on participant earnings or account balances, as defined. All amounts in participant accounts are participant-directed. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting: Participants are fully vested in all Plan accounts at all times.

Distributions: Active participants may take a withdrawal from the Plan in the event of a financial hardship. A hardship withdrawal is limited to the following participant account types: pre-tax and after-tax rollover accounts, after-tax accounts, pre-tax contributions, and pre-tax catch-up contributions. A hardship withdrawal will result in a six-month suspension of contributions to the Plan. Active participants may also take a withdrawal from their rollover and after-tax account types within the Plan without meeting one of the hardship criteria. After reaching age 59 1/2, active participants may withdraw all, or any portion, of the balance in their accounts. Distributions, in full or any portion, may also occur if the participant terminates employment, retires, becomes permanently disabled, or dies. Distributions of investments in Microsoft Common Stock may be taken in the form of Microsoft Common Stock or cash.

In-Plan Roth Conversions: Active participants may convert their Plan distribution-eligible balances to their Roth account within the Plan.

Administrative Expenses: Plan administrative expenses are currently paid by the Company to the extent not offset by expense reimbursements. Certain PIMCO mutual fund investments offered in the Plan pay reimbursements back to Fidelity Management Trust Company (“Fidelity”), the Plan trustee. These reimbursements are used by the trustee to pay for Plan administrative expenses.

Participants are responsible for fees associated with certain transactions such as loan originations and maintenance, Domestic Relations Order qualifications, and dividend checks. Participants also pay commission charges to Fidelity for buying and selling Microsoft Common Stock within the Plan.

Plan Amendment and Termination: Although it has not expressed an interest to do so, the Company has the right to modify, amend, suspend, or terminate the Plan at any time and for any reason. If the Plan is terminated, all account balances will be distributed in the form and manner determined by the Plan Administrator.

Risks and Uncertainties: The Plan utilizes various investment instruments, including common stock, mutual funds, common collective trusts, and separately managed accounts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Use of Estimates: The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from these estimates. The Plan has no contingent assets or liabilities for any periods presented in these financial statements.

Valuation of Investments: Investments are recorded at fair value. Security transactions are accounted for as of the trade date. Dividend income is recorded on the ex-dividend date, and interest income is recorded as earned.

Participant Loans: Participant loans are measured at their unpaid principal balance plus any accrued, but unpaid interest and participant loans deemed distributed due to default are included in benefits paid to participants on the statements of changes in net assets available for benefits.

Other Receivables and Payables: Other receivables at December 31, 2014 and 2013 consist primarily of unsettled trades and accrued interest. Other payables at December 31, 2014 and 2013 consist primarily of unsettled trades.

Recent Accounting Guidance Not Yet Adopted: In May 2015, the FASB issued ASU No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or its Equivalent). Under this ASU, investments for which the practical expedient is used to measure fair value at NAV must be removed from the fair value hierarchy. Instead, those investments must be included as a reconciling line item so that the total fair value amount of investments in the disclosure is consistent with the amount on the balance sheet. Further, the ASU requires entities to provide certain disclosures only for investments for which they elect to use the NAV practical expedient to determine fair value. Plan management is currently evaluating the impact of ASU No. 2015-07, which will be effective for the Plan beginning January 1, 2016.

NOTE 2: INVESTMENTS

All contributions to the Plan are held and invested by Fidelity. Participants are responsible for deciding in which of the investment options their Plan assets will be invested and can choose any of the investments offered. Full descriptions of the investments can be found in the prospectus (for mutual funds and Microsoft Common Stock) or the investment fact sheet (for all investments except Microsoft Common Stock).

The balances of investments held by the trustee, other than separately managed accounts, which represented 5 percent or more of net assets available for benefits as of either December 31, 2014 or 2013, were as follows:

December 31,	2014	2013
Fidelity Growth Company Pool	$1,215,054,486	$0
Fidelity Growth Company Units (a)	0	1,136,108,553
Vanguard Institutional Index Fund Plus	1,182,292,434	942,205,806
Fidelity Contrafund Pool	1,081,016,516	0
Fidelity Contrafund Units (a)	0	1,067,829,315
Microsoft Common Stock	1,003,015,044	844,237,956
BlackRock LifePath Index 2040	750,564,971	616,767,055
BlackRock LifePath Index 2030	667,810,209	592,702,146
Vanguard Value Index Fund Institutional	652,532,096	*
Vanguard Small-Cap Growth Index Fund	637,103,769	610,536,115

(a)	On March 14, 2014, the Plan replaced the Fidelity Growth Company Units and Fidelity Contrafund Units (unitized accounts) with the Fidelity Growth Company Pool and Fidelity Contrafund Pool, respectively, which are collective trust investments.

*	Balance was less than 5 percent of the Plan’s net assets available for benefits.

During 2014 and 2013, net appreciation in the fair value of investments was as follows:

Year Ended December 31,	2014	2013
Collective trusts (a)	$294,004,438	$210,956,769
Mutual funds	228,450,142	523,750,813
Microsoft Common Stock	200,223,671	259,882,315
Unitized accounts (a)	68,934,300	598,113,467
Separately managed accounts	37,753,823	521,465,516
Brokerage accounts	16,045,763	38,773,821

Total net appreciation in fair value of investments	$845,412,137	$2,152,942,701

(a)	On March 14, 2014, the Plan replaced the Fidelity Growth Company Units and Fidelity Contrafund Units (unitized accounts) with the Fidelity Growth Company Pool and Fidelity Contrafund Pool, respectively, which are collective trust investments.

NOTE 3: PARTICIPANT LOANS

Participant loans are available in $100 increments ranging from $1,000 to $49,500. The maximum loan amount is the lesser of (a) 50 percent of the vested account balance, reduced by the current outstanding balance of all other loans from the Plan; or (b) $50,000, reduced by: (1) the current outstanding balance of all other loans from the Plan, and (2) the excess (if any) of all Plan loans during the previous 12 months over the current outstanding balance of Plan loans. Participants are limited to two loans – one Primary Residence Loan and one General Loan. The term of a Primary Residence Loan may not exceed 15 years or be less than 12 months from the first payment date. The term of a General Loan may not exceed five years or be less than 12 months from the first payment date.

The interest rate for loans is 1 percent plus the prime rate on Corporate Loans. The range of interest rates for outstanding Primary Residence Loans as of December 31, 2014 was 4.25 percent to 9.44 percent, maturing at various dates through February 2030. The range of interest rates for outstanding General Loans as of December 31, 2014 was 4.25 percent to 9.25 percent, maturing at various dates through January 2020.

Loan repayments are made through after-tax payroll deductions. Employees who are terminated have 60 days to elect to continue to make loan repayments or payoff the loan in full. Failure of the employee to establish a loan repayment service or payoff the loan in full during this 60-day window results in a default of the loan, which is taxable income to the participant.

NOTE 4: TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Plan by a letter dated August 21 2014, that the Plan is qualified as a tax-exempt plan under the appropriate sections of the Internal Revenue Code (“IRC”). The determination letter covered Plan amendments adopted from September 17, 2010 through August 5, 2014, and the trust agreement with Fidelity adopted on July 19, 2013. The Plan has been amended since receiving the determination letter; however, the Plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan is tax-exempt as of the financial statement date and, accordingly, no provision for income taxes has been recorded in the Plan financial statements.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. As the Plan is tax-exempt, the Plan administrator has concluded that as of December 31, 2014 and 2013, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. We continue to be subject to examination by the IRS for tax years 2005 to 2014.

NOTE 5: PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments include shares of mutual funds that are managed by affiliates of Fidelity. Fidelity is the trustee and third party administrator as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

Transactions in Microsoft Common Stock also qualify as party-in-interest transactions. At December 31, 2014 and 2013, the Plan held 21,593,435 shares of Microsoft Common Stock valued at $1,003,015,044 and 22,567,173 shares of Microsoft Common Stock valued at $844,237,956, respectively. During the years ended December 31, 2014 and 2013, the Plan recorded Microsoft Common Stock dividend income of $25,293,650 and $22,997,850, respectively.

NOTE 6: FINANCIAL INSTRUMENTS

The Plan accounts for certain assets and liabilities at fair value. The hierarchy below lists three levels of fair value based on the extent to which inputs used in measuring fair value are observable in the market. The Plan categorizes each of its fair value measurements in one of these three levels based on the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

•

Level 1 – inputs are based upon unadjusted quoted prices for identical instruments traded in active markets. Our Level 1 non-derivative investments primarily include U.S. government securities, domestic and international equities, and actively traded mutual funds. Our Level 1 derivative assets include those actively traded on exchanges.

•

Level 2 – inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques (e.g. the Black-Scholes model) for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs including interest rate curves, credit spreads, foreign exchange rates, and forward and spot prices for currencies and commodities. Our collective trusts are valued using the net asset value provided by the trustee in order to estimate fair value. The net asset value is based on the fair value of the underlying investments held by the fund less its liabilities. Were the Plan to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the collective trust in order to ensure that securities liquidations will be carried out in an orderly business manner. The collective trust has no unfunded commitments, other redemption restrictions, nor redemption notice period. The objective of the Blackrock LifePath Portfolios is to provide income and moderate long-term growth of capital. Portfolios are comprised of a mix of stocks, bonds, commodities and cash and gradually become more conservative as the target year approaches. Our Level 2 non-derivative investments consist primarily of collective trusts, and mutual funds in our separately managed accounts. Our Level 2 derivative assets and liabilities primarily include certain over-the-counter futures contracts.

•

Level 3 – inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques, including option pricing models and discounted cash flow models. At December 31, 2014 and 2013, the Plan did not hold any financial instruments in Level 3.

Financial Instruments Measured at Fair Value

December 31, 2014	Level 1	Level 2	Total

Mutual funds
Fidelity Institutional Money Market Fund	$425,857,163	$0	$425,857,163
PIMCO Inflation Response Multi-Asset Response (primarily bond-based)	11,450,944	0	11,450,944
PIMCO All Asset All Authority	7,573,435	0	7,573,435
Vanguard Growth Index Fund (primarily equity-based)	418,428,220	0	418,428,220
Vanguard Institutional Index Fund Plus (primarily equity-based)	1,182,292,434	0	1,182,292,434
Vanguard Short-Term Bond Index Fund (primarily bond-based)	345,247,284	0	345,247,284
Vanguard Small-Cap Growth Index Fund (primarily equity-based)	637,103,769	0	637,103,769
Vanguard Value Index Fund Institutional (primarily equity-based)	652,532,096	0	652,532,096
Microsoft Common Stock	1,003,015,044	0	1,003,015,044
Collective trusts
Fidelity Contrafund Pool	0	1,081,016,516	1,081,016,516
Fidelity Growth Company Pool	0	1,215,054,486	1,215,054,486
LifePath Funds	0	2,057,072,463	2,057,072,463
Separately managed accounts
Artisan Mid Cap Account
Common stock	836,582,075	0	836,582,075
Other	35,702,976	0	35,702,976
PIMCO Total Return Account
Mutual funds	313,584	538,385,292	538,698,876
Russell International Growth Account
Common stock	581,811,496	0	581,811,496
Other	19,611,794	2,888,218	22,500,012
Russell International Value Account
Common stock	490,910,799	0	490,910,799
Other	11,345,536	96,993	11,442,529
DFA Small/Mid Cap Value Account
Common stock	428,587,960	0	428,587,960
Other	1,654,740	0	1,654,740
Brokerage accounts
Mutual funds	81,499,410	0	81,499,410
Certificates of deposit	0	2,431,624	2,431,624
U.S Government notes and bonds	1,034,045	48,303	1,082,348
Corporate notes and bonds	0	1,568,048	1,568,048
Common & preferred stock	237,281,295	690,963	237,972,258
Cash	99,498,420	0	99,498,420
Options & rights/warrants	0	9,044,652	9,044,652

Total	$7,509,334,519	$4,908,297,558	$12,417,632,077

December 31, 2013	Level 1	Level 2	Total

Mutual funds
Fidelity Institutional Money Market Fund	$438,521,103	$0	$438,521,103
PIMCO Inflation Response Multi-Asset Fund (primarily bond-based)	9,648,113	0	9,648,113
PIMCO All Asset All Authority	3,104,983	0	3,104,983
Vanguard Growth Index Fund (primarily equity-based)	292,198,374	0	292,198,374
Vanguard Institutional Index Fund Plus (primarily equity-based)	942,205,806	0	942,205,806
Vanguard Short-Term Bond Index Fund (primarily bond-based)	303,584,442	0	303,584,442
Vanguard Small-Cap Growth Index Fund (primarily equity-based)	610,536,115	0	610,536,115
Vanguard Value Index Fund (primarily equity-based)	503,653,775	0	503,653,775
Microsoft Common Stock	844,237,956	0	844,237,956
Collective trusts – LifePath Funds	0	1,711,617,668	1,711,617,668
Unitized accounts
Fidelity Contrafund Units	1,067,829,315	0	1,067,829,315
Fidelity Growth Company Units	1,136,108,553	0	1,136,108,553
Separately managed accounts
Artisan Mid Cap Account
Common stock	827,238,489	0	827,238,489
Other	30,636,874	0	30,636,874
PIMCO Total Return Account
Mutual funds	129,498	509,071,511	509,201,009
Russell International Growth Account
Common stock	613,731,738	0	613,731,738
Other	33,611,044	(8,942)	33,602,102
Russell International Value Account
Common stock	436,128,387	0	436,128,387
Other	20,774,933	1,681,611	22,456,544
DFA Small/Mid Cap Value Account
Common stock	439,574,256	0	439,574,256
Other	1,794,975	0	1,794,975
Brokerage accounts
Mutual funds	68,603,668	6,371,600	74,975,268
Certificates of deposit	0	2,177,715	2,177,715
U.S Government notes and bonds	760,153	97,704	857,857
Corporate notes and bonds	0	1,424,764	1,424,764
Common & preferred stock	191,673,697	451,907	192,125,604
Cash	91,294,405	0	91,294,405
Options & rights/warrants	0	2,298,067	2,298,067

Total	$8,907,580,652	$2,235,183,605	$11,142,764,257

No significant transfers occurred between Level 1 and Level 2 for the years ended December 31, 2014 and 2013.

NOTE 7: DERIVATIVES

Investment managers acting under the Plan use derivative instruments to manage risks related to foreign currencies and interest rates; to enhance investment returns for the Plan; and to facilitate Plan portfolio diversification. Our Plan derivatives consist of over-the-counter foreign exchange forward contracts and exchange-traded futures contracts, as well as put and call options, for which no hedge accounting treatment is applied. The related notional amounts, gross fair values, and amounts recognized in earnings were immaterial as of and for the years ended December 31, 2014 and 2013. These derivative instruments are a component of the “Other” caption of separately managed accounts in Note 6: Financial Instruments.

NOTE 8: RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to net assets per the Form 5500, which is the annual return/report for the Microsoft Corporation Savings Plus 401(k) Plan:

December 31,	2014	2013

Net assets available for benefits per the financial statements	$12,532,846,244	$11,254,841,130
Less: benefits payable	(2,444,765)	(2,212,269)

Net assets per the Form 5500	$12,530,401,479	$11,252,628,861

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

December 31,	2014	2013

Benefits paid to participants per the financial statements	$718,024,527	$629,548,820
Plus: increase (decrease) in benefits payable at year end	232,496	(336,259)

Benefits paid to participants per the Form 5500	$718,257,023	$629,212,561

Benefits payable are recorded on the Form 5500 for payments to participants who requested payment by December 31, but had not been paid as of that date.

MICROSOFT CORPORATION SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS HELD AT END OF YEAR

AS OF DECEMBER 31, 2014

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
BROKERAGE ACCOUNTS
BrokerageLink	433,096,760		$433,096,760

COLLECTIVE TRUSTS
BlackRock LifePath Index 2020	18,198,521		239,970,792
BlackRock LifePath Index 2030	47,751,810		667,810,209
BlackRock LifePath Index 2040	51,248,695		750,564,971
BlackRock LifePath Index 2050	20,565,581		313,186,410
BlackRock LifePath Index Retirement	6,866,128		85,540,081
Fidelity Growth Company Pool *	101,338,990		1,215,054,486
Fidelity Contrafund Pool *	98,903,615		1,081,016,516

EMPLOYER STOCK
Microsoft Common Stock *	21,593,435		1,003,015,044

MUTUAL FUNDS
Fidelity Institutional Money Market Fund *	425,857,163		425,857,163
PIMCO All Asset All Authority	829,511		7,573,435
PIMCO Inflation Response Multi-Asset Fund	1,326,876		11,450,944
Vanguard Growth Index Fund	7,791,959		418,428,220
Vanguard Institutional Index Fund Plus	6,266,125		1,182,292,434
Vanguard Short-Term Bond Index Fund	32,943,443		345,247,284
Vanguard Small-Cap Growth Index Fund	17,971,898		637,103,769
Vanguard Value Index Fund	19,809,718		652,532,096

SEPARATELY MANAGED ACCOUNTS
Artisan Mid Cap Account
Mutual Funds
SSBK GOVT STIF FUND	35,689,016		35,689,681
Publicly-traded Common Stock
ALEXION PHARMACEUTICALS INC	28,210		5,219,696
ALKERMES PLC	92,454		5,414,106
AMETEK INC NEW	542,356		28,544,196
APPLIED MATERIALS INC	1,331,108		33,171,211

ASPEN TECHNOLOGIES	237,211	8,307,129
ATHENAHEALTH INC	130,203	18,970,577
AUTODESK INC	327,919	19,694,815
BORGWARNER INC	103,463	5,685,292
CABELAS INC	83,979	4,426,533
CABOT OIL & GAS CORP	223,387	6,614,489
CATAMARAN CORP	180,306	9,330,836
CEPHEID INC	215,850	11,686,119
CERNER CORP	309,107	19,986,859
CH ROBINSON WORLDWIDE INC	171,700	12,858,613
CHIPOTLE MEXICAN GRILL INC	32,328	22,128,839
CIGNA CORP	174,405	17,948,019
CIMAREX ENERGY CO	75,472	8,000,032
CORE LABORATORIES NV	10,811	1,300,996
DIAMOND FOODS INC	6,928	195,577
DISCOVER FIN SVCS	393,513	25,771,166
ELECTRONIC ARTS INC	369,223	17,359,019
FLIR SYSTEMS INC	279,583	9,033,327
FORTUNE BRANDS HOME & SEC INC	478,143	21,645,534
FOSSIL GROUP INC	62,957	6,971,858
FREESCALE SEMICONDUCTOR LTD	230,992	5,827,928
GARMIN LTD	79,585	4,204,476
GARTNER INC	178,122	14,999,654
GUIDEWIRE SOFTWARE INC	143,704	7,275,734
IHS INC CL A	302,492	34,447,789
ILLUMINA INC	156,709	28,925,347
INCYTE CORP	157,699	11,529,374
INTERCONTINENTAL EXCHANGE INC	21,971	4,818,021
IPG PHOTONICS CORP	60,543	4,535,882
ISIS PHARMACEUTICALS CO	147,660	9,116,528
JD.COM INC SPON ADR	287,027	6,641,805
KATE SPADE & CO	278,963	8,929,606
KEURIG GREEN MOUNTAIN INC	110,834	14,673,867
LEVEL 3 COMMUNICATIONS INC	144,444	7,132,645
LINKEDIN CORP CL A	54,794	12,586,730
LIONS GATE ENTERMENT CORP	150,496	4,829,489
LKQ CORP	847,736	23,838,336
MCGRAW HILL FINANCIAL INC	114,821	10,216,773
MICHAEL KORS HOLDINGS LTD	69,113	5,190,386
MOBILEYE NV	9,346	379,074
MONSTER BEVERAGE CORP	55,779	6,043,655
NATIONAL INSTRUMENT CORP	144,762	4,500,651
NOBLE ENERGY INC	196,670	9,328,058

PACWEST BANCORP	212,696	9,669,160
PALL CORP	141,473	14,318,482
PANDORA MEDIA INC	393,518	7,016,426
PANERA BREAD CO CL A	42,341	7,401,207
PERRIGO CO PLC	115,772	19,352,448
QIHOO 360 TECHNOLOGY LTD ADR	29,586	1,694,094
REGENERON PHARMACEUTICALS INC	91,751	37,640,848
RPM INTERNATIONAL INC	106,325	5,391,741
SENSATA TECHNOLOGIES HOLDG BV	306,198	16,047,837
SERVICENOW INC	104,938	7,120,043
SIGNET JEWELERS LTD (US)	112,684	14,825,834
SPROUTS FMRS MKT INC	64,418	2,188,924
TD AMERITRADE HOLDING CORP	476,079	17,034,107
TEXTRON INC	100,832	4,248,052
TRACTOR SUPPLY CO.	184,200	14,518,644
TRIMBLE NAVIGATION LTD	210,450	5,585,343
TRIPADVISOR INC	88,269	6,590,164
TWITTER INC	209,188	7,503,574
ULTA SALON COSMETICS & FRG INC	71,479	9,137,875
UNDER ARMOUR INC CL A	110,688	7,515,715
VERISK ANALYTICS INC CL A	59,355	3,801,688
WASTE CONNECTIONS INC	282,883	12,444,023
WHITEWAVE FOODS CO CL A	275,705	9,646,918
WILLIAMS-SONOMA INC	69,623	5,269,069
WORKDAY INC CL A	286,161	23,353,599
WYNN RESORTS LTD	28,049	4,172,569
ZAYO GROUP HOLDINGS INC	93,894	2,870,340

Artisan Mid Cap Account Total		872,285,051

DFA Small Mid Value Account
Mutual Funds
SSBK STIF FUND	1,224,454	1,224,357
Publicly-traded Common Stock
1 800 FLOWERS.COM INC CL A	6,700	55,208
AAR CORP	16,180	449,480
AARONS INC A	9,588	293,326
ABERCROMBIE & FITCH CO CL A	17,445	499,625
ABM INDUSTRIES INC	21,000	605,010
ACCO BRANDS CORP	5,800	52,258
ACETO CORP	10,923	237,029
ACTUANT CORP CL A	14,795	403,016
ACTUATE CORP	1,500	9,900
ADT CORP	30,490	1,104,653

ADTRAN INC	4,003	87,265
ADVANCED ENERGY INDUSTRIES INC	15,963	378,323
AECOM	16,959	515,045
AEGION CORP	15,647	291,191
AEROCENTURY CORP	600	5,226
AFFYMETRIX INC	94,230	930,050
AGCO CORP	4,068	183,874
AGILYSYS INC	1,319	16,606
AH BELO CORP CL A	7,747	97,845
AIR LEASE CORP CL A	4,081	140,090
AIR TRANSPORT SERVICES GROUP	6,589	56,402
AIRCASTLE LTD	31,833	680,271
ALAMO GROUP INC	4,787	231,882
ALASKA AIR GROUP INC	44,646	2,668,045
ALBANY INTERNATIONAL CORP CL A	11,600	442,540
ALBANY MOLECULAR RESEARCH INC	8,109	132,015
ALERE INC	33,404	1,269,352
ALEXANDER & BALDWIN INC	4,978	195,436
ALLEGHANY CORP DEL	2,500	1,158,750
ALLEGHENY TECHNOLOGIES INC	12,202	424,264
ALLIANCE DATA SYSTEMS CORP	1,558	445,666
ALLIANCE ONE INTERNATIONAL INC	7,200	11,376
ALLIANT TECHSYSTEMS INC	8,392	975,570
ALLIED WRLD ASSURNCE HLDGS LTD	5,242	199,956
ALMOST FAMILY INC	1,900	55,005
ALON USA ENERGY INC	3,157	39,999
ALPHA & OMEGA SEMICNDTR LTD	251	2,221
AMBAC FINANCIAL GROUP INC	651	15,950
AMEDISYS INC	12,521	367,491
AMERCO INC	1,606	456,522
AMERESCO INC-CL A	2,600	18,200
AMERICAN EAGLE OUTFITTERS INC	30,622	425,033
AMERICAN EQY INVT LIFE HLD CO	22,197	647,930
AMERICAN FINL GROUP INC OHIO	36,063	2,189,745
AMERICAN RAILCAR INDS INC	2,712	139,668
AMERICAN SUPERCONDUCTOR CORP	39,000	28,891
AMERICAS CAR MART INC	9,700	517,786
AMERIS BANCORP	8,777	225,481
AMERISAFE INC	6,300	266,868
AMKOR TECHNOLOGY INC	66,172	469,821
AMSURG CORP	6,980	382,015
AMTECH SYSTEMS INC	1,525	15,479
ANDERSONS INC	41,365	2,203,927

ANGIODYNAMICS INC	9,083	172,668
ANIKA THERAPEUTICS INC	4,300	175,182
ANIXTER INTL INC	470	41,576
AOL INC	5,310	245,163
APOLLO EDUCATION GROUP INC CL	34,927	1,191,360
APPLIED INDUSTRIAL TECH INC	6,383	291,001
APPROACH RESOURCES INC	5,151	32,915
ARC DOCUMENT SOLUTIONS INC	16,500	168,630
ARCBEST CORP	600	27,822
ARCH CAPITAL GROUP LTD	17,003	1,004,877
ARGAN INC	5,452	183,405
ARGO GROUP INTL	16,291	903,662
ARRIS GROUP INC	33,558	1,013,116
ARROW ELECTRONICS INC	38,268	2,215,335
ARROW FINANCIAL CORP	1,326	36,452
ASCENA RETAIL GROUP INC	3,232	40,594
ASCENT CAPITAL GROUP INC	3,904	206,639
ASHLAND INC	8,500	1,017,960
ASPEN INSURANCE HLDGS LTD	54,120	2,368,832
ASSOCIATED BANC CORP	67,707	1,261,381
ASSURANT INC	30,632	2,096,148
ASSURED GUARANTY LTD	8,854	230,115
ASTEC INDUSTRIES INC	34,356	1,350,534
ASTORIA FINANCIAL CORP	39,486	527,533
ATLAS AIR WORLD	63,953	3,152,883
ATWOOD OCEANICS INC	26,259	744,968
AUTOLIV INC	2,875	305,095
AVIAT NETWORKS INC	27,555	41,333
AVIS BUDGET GROUP	44,047	2,921,638
AVNET INC	55,970	2,407,829
AVX CORP	18,608	260,512
AXCELIS TECHNOLOGIES INC	63,000	161,280
AXIALL CORP	5,741	244,739
AXIS CAPITAL HOLDINGS LTD	42,084	2,162,276
AZZ INC	400	18,768
B&G FOODS INC	1,700	51,408
BALTIC TRADING LTD	12,273	30,805
BANC OF CALIFORNIA INC	4,666	54,079
BANCFIRST CORP	2,900	184,817
BANCORP INC DEL	12,250	133,403
BANCORPSOUTH INC	37,040	836,548
BANK MUTUAL CORP	10,116	69,396
BANKFINANCIAL CORP	1,100	13,046

BANKRATE INC	28,717	356,952
BANNER CORP	2,500	108,000
BAR HARBOR BANKSHARES	651	20,832
BARNES & NOBLE INC	7,107	165,025
BARNES GROUP INC	25,800	954,858
BASIC ENERGY SERVICES INC	17,051	119,528
BBCN BANCORP INC	30,816	443,134
BEACON ROOFING SUPPLY INC	5,350	148,730
BEL FUSE INC NV CL B	2,918	79,778
BELDEN INC	3,713	292,807
BELMOND LTD CL A	6,701	82,891
BEMIS INC	10,027	453,321
BENCHMARK ELECTRONICS INC	17,175	436,932
BERKLEY (WR) CORP	14,617	749,267
BERKSHIRE HILLS BANCORP INC	2,895	77,181
BGC PARTNERS INC CL A	122,800	1,123,620
BIG 5 SPORTING GOODS CORP	8,661	126,710
BIG LOTS INC	387	15,488
BIGLARI HLDGS INC	580	231,716
BILL BARRETT CORP	10,706	121,941
BIO RAD LABS CL A	2,793	336,724
BIOSCRIP INC	3,300	23,067
BJ’S RESTAURANTS INC	595	29,875
BLUCORA INC	16,706	231,378
BOB EVANS FARMS INC	22,425	1,147,712
BOINGO WIRELESS INC	3,000	23,010
BOISE CASCADE CO	185	6,873
BONANZA CREEK ENERGY INC	8,800	211,200
BON-TON STORES INC	1,228	9,099
BOSTON PRIVATE FINL HLDG INC	29,521	397,648
BOULDER BRANDS INC	19,120	211,467
BRADY CORPORATION CL A	400	10,936
BRIDGE BANCORP INC	500	13,375
BRIDGEPOINT EDUCATION INC	17,738	200,794
BRIGGS & STRATTON CORP	800	16,336
BRIGHT HORIZONS FAMILY SOL INC	4,525	212,720
BRINKS CO	1,382	33,735
BRISTOW GROUP INC	7,019	461,780
BROADRIDGE FINANCIAL SOL	9,774	454,742
BROCADE COMMUNICATIONS SYS	57,797	686,339
BROOKLINE BANCORP INC	28,668	287,540
BROWN SHOE CO INC	27,400	882,828
BRYN MAWR BANK CORP	3,100	97,030

C&J ENERGY SERVICES INC	22,257	294,015
CABOT CORP	46,506	2,039,753
CACI INTERNATIONAL INC	9,505	819,141
CALGON CARBON	59	1,226
CALIX NETWORKS INC	5,000	50,100
CALLAWAY GOLF CO	27,812	214,152
CALLON PETROLEUM CO	14,930	81,369
CAMBREX CORP	7,300	157,826
CAMDEN NATIONAL CORP	800	31,872
CAPITAL BANK FINL CORP SER A	10,500	281,400
CAPITOL FED FINL (2ND STEP CV)	60,409	772,027
CAREER EDUCATION CORP	24,247	168,759
CARETRUST REIT INC	16,269	202,630
CARPENTER TECHNOLOGY CORP	191	9,407
CARRIAGE SERVICES INC	100	2,095
CARRIZO OIL & GAS INC	4,553	189,405
CARROLS RESTAURANT GROUP INC	5,200	39,676
CASCADE MICROTECH INC	2,901	42,384
CASELLA WASTE SYS INC CL A	7,718	31,181
CASEY GENERAL STORES	5,353	483,483
CASH AMERICA INTERNATIONAL INC	74,370	1,682,249
CATHAY GENERAL BANCORP	28,553	730,671
CATO CORP CL A	11,900	505,512
CBIZ INC	1,700	14,552
CDI CORP	2,900	51,359
CENTERSTATE BANKS INC	6,625	78,904
CENTRAL EUROPEAN MEDIA CL A(US	47,888	153,720
CENTRAL PACIFIC FINANCIAL CORP	13,924	299,366
CENTURY ALUMINUM COMPANY	34,476	841,214
CHASE CORP	400	14,396
CHECKPOINT SYSTEMS INC	16,577	227,602
CHEMICAL FINANCIAL CORP	6,337	194,166
CHEMTURA CORP NEW	38,368	948,841
CHICAGO RIVET & MACHINE CO	300	9,210
CHICOS FAS INC	30,910	501,051
CHIQUITA BRANDS INTL INC	25,200	364,392
CHURCHILL DOWNS INC	2,233	215,038
CIBER INC	2,600	9,230
CIENA CORP	16,929	328,592
CIRCOR INTERNATIONAL INC	29,470	1,776,452
CIRRUS LOGIC INC	7,887	185,897
CITI TRENDS INC	100,762	2,544,241
CIVEO CORP	36,870	151,536

CLEARWATER PAPER CORP	1,984	136,003
CLIFFS NATURAL RESOURCES INC	28,253	201,726
CLOUD PEAK ENERGY INC	85,400	783,972
CNB FINANCIAL CORP PA	2,100	38,850
COBIZ FINANCIAL INC	13,516	177,465
COCA COLA BOTTLING CO CONSOLID	1,400	123,242
COHERENT INC	2,049	124,415
COHU INC	8,000	95,680
COLUMBIA BANKING SYSTEMS INC	20,122	555,568
COLUMBIA SPORTSWEAR CO	9,926	442,104
COLUMBUS MCKINNON CORP NY	7,600	213,104
COMFORT SYSTEMS USA INC	14,500	248,240
COMMERCIAL METALS CO	47,300	770,517
COMMUNITY BANK SYSTEMS INC	13,404	515,116
COMMUNITY HEALTH SYS INC NEW	29,252	1,577,268
COMMUNITY TRUST BANCORP INC	1,098	40,527
COMSTOCK RESOURCES INC NEW	2,899	19,742
COMTECH TELECOMMUNICATIONS NEW	8,200	258,464
CON WAY INC	19,379	953,059
CONMED CORP	58,097	2,623,661
CONNECTONE BANCORP INC	700	13,300
CONNS INC	2,532	47,323
CONSOLIDATED COMM HLDGS INC	2,664	74,139
CONSOLIDATED WATER CO LTD	5,400	58,077
CONVERGYS CORP	146,730	2,999,161
COOPER TIRE & RUBBER COMPANY	8,484	293,971
CORELOGIC INC	38,901	1,228,883
CORE-MARK HOLDING CO INC	11,500	712,195
COURIER CORP	2,300	34,316
COVANTA HOLDING CORP	22,060	491,056
COVISINT CORP	3,847	10,195
COWEN GROUP INC A	46,002	220,810
CPI AEROSTRUCTURES INC	900	9,441
CRAFT BREW ALLIANCE INC	2,497	33,310
CROCS INC	6,920	86,431
CROSS COUNTRY HEALTHCARE INC	10,500	131,040
CSG SYSTEMS INTL INC	24,310	609,452
CUBIC CORP	6,358	334,685
CULP INC	800	17,392
CUMULUS MEDIA INC CL A	4,684	19,813
CURTISS WRIGHT CORPORATION	19,233	1,357,657
CVB FINANCIAL CORP	37,956	611,851
CYNOSURE INC CL A	4,310	118,180

CYTEC INDUSTRIES INC	1,539	71,056
DANA HOLDING CORP	2,245	48,806
DARDEN RESTAURANTS INC	12,775	748,998
DARLING INGREDIENTS INC	31,463	571,368
DAWSON GEOPHYSICAL CO (OLD)	3,578	43,759
DEAN FOODS CO	37,860	733,727
DELEK US HOLDINGS INC	12,849	350,521
DENBURY RESOURCES INC	34,407	279,729
DESTINATION XL GROUP INC	20,171	110,134
DEVRY EDUCATION GROUP INC	24,505	1,163,252
DIAMOND FOODS INC	8,658	244,415
DIAMOND OFFSHORE DRILLING	7,595	278,812
DICE HOLDINGS INC	1,500	15,015
DIGI INTERNATIONAL INC	7,600	70,604
DIGITAL RIVER INC	32,800	811,144
DIGITALGLOBE INC	21,611	669,293
DILLARDS INC CL A	4,450	557,318
DIME COMMUNITY BANCSHARES INC	13,904	226,357
DINEEQUITY INC	2,238	233,905
DIODES INC	19,040	524,933
DIXIE GROUP INC	1,000	9,170
DOMTAR CORP	5,837	236,953
DONEGAL GROUP INC CL A	287	4,586
DONNELLEY R R & SONS CO	6,438	108,191
DORAL FINANCIAL CORP	1,600	6,320
DOUGLAS DYNAMICS INC	6,077	130,230
DOVER MOTORSPORTS INC	4,100	10,701
DR HORTON INC	6,063	153,333
DSP GROUP	11,600	126,092
DST SYSTEMS INC	17	1,601
DUCOMMUN INC	4,700	118,816
DYCOM INDUSTRIES INC	66,350	2,328,222
DYNAMIC MATERIALS CORP	4,981	79,995
DYNEGY INC NEW DEL	5,344	162,190
E TRADE FINANCIAL CORP	117,297	2,845,039
EASTMAN KODAK CO	15	326
ECHELON CORP	4,600	7,820
ELECTRO RENT CORP	600	8,544
ELECTRO SCIENTIFIC INDS INC	184,701	1,433,280
ELECTRONICS FOR IMAGING INC	18,965	812,271
ELLIS (PERRY) INTL INC	6,300	163,359
EMCOR GROUP INC	1,377	61,263
EMERALD OIL INC	3,200	3,840

EMERGENT BIOSOL	16,200	441,126
EMPLOYERS HOLDINGS INC	11,074	260,350
EMULEX CORP	71,680	406,426
ENCORE CAP GROUP INC	19,250	854,700
ENCORE WIRE CORPORATION	5,828	217,676
ENDURANCE SPECIALTY HLDGS LTD	31,500	1,884,960
ENERGEN CORP	3,541	225,774
ENERGIZER HOLDINGS INC	5,107	656,556
ENERGY XXI (USA)	26,563	86,595
ENERSYS INC	14,643	903,766
ENGILITY HOLDINGS INC	4,579	195,981
ENOVA INTL INC	62,779	1,397,461
ENPRO INDUSTRIES INC	8,332	522,916
ENSIGN GROUP INC	12,300	546,920
ENSTAR GROUP LTD	10,000	1,528,900
ENTEGRIS INC	53,610	708,188
ENTERCOM COMM CORP CL A	3,400	41,344
ENTERPRISE FINL SVCS CORP	5,995	118,281
ENTROPIC COMMUNICATIONS INC	266,400	673,992
EPLUS INC	3,350	253,562
ESB FINANCIAL CORP	1,225	23,324
ESCALADE	1,300	19,617
ESPEY MFG.&ELECTRIC	472	11,234
ESSA BANCORP INC	3,403	40,836
ESTERLINE TECHNOLOGIES CORP	4,410	483,689
EVERBANK FINANCIAL CORP	16,824	320,665
EVEREST REINSURANCE GROUP LTD	6,369	1,084,641
EXACTECH INC	1,440	33,941
EXELIS INC	75,747	1,335,670
EXTERRAN HLDGS INC	26,882	875,816
EXTREME NETWORKS INC	67,015	236,563
EZCORP INC CL A NON VTG	103,000	1,210,250
FAIRCHILD SEMICON INTL INC	24,361	411,214
FARO TECHNOLOGIES INC	2,981	186,849
FBL FINANCIAL GROUP INC CL A	2,800	162,484
FEDERAL AGRI MTG NON VTG CL C	2,300	69,782
FEDERAL MOGUL HLDGS CORP CL A	28,153	452,982
FEDERAL SIGNAL CORP	820	12,661
FIDELITY SOUTHERN CORP	2,824	45,495
FINISAR CORP	19,400	376,554
FINISH LINE INC CL A	11,406	277,280
FIRST AMERICAN FINANCIAL CORP	21,461	727,528
FIRST BANCORP NC	2,400	44,520

FIRST BANCORP PUERTO RICO	1,833	10,760
FIRST BUSEY CORP	16,863	109,778
FIRST CITIZEN BANCSHARES INC A	620	156,916
FIRST COMMONWEALTH FINL CORP	36,151	333,312
FIRST COMMUNITY BANCSHARES INC	1,008	16,602
FIRST DEFIANCE FINL CORP	400	13,624
FIRST FINANCIAL BANCORP	30,850	578,438
FIRST FINANCIAL INDIANA	900	32,058
FIRST FINANCIAL NORTWEST INC	3,499	42,128
FIRST HORIZON NATIONAL CORP	27,474	374,471
FIRST INTST BANCSYST INC CL A	6,120	170,258
FIRST MERCHANTS CORP	11,209	255,005
FIRST MIDWEST BANCORP INC DEL	30,670	527,217
FIRST NIAGARA FINL GROUP INC	116,144	979,094
FIRST SOLAR INC	14,566	649,571
FIRST SOURCE CORP	1,300	44,603
FIRSTMERIT CORP	800	15,112
FLAGSTAR BANCORP INC	17,102	269,014
FLEXSTEEL IND	681	22,085
FLUSHING FINANCIAL CORP	8,100	164,187
FNB CORP PA	59,315	790,076
FOOT LOCKER INC	13,330	748,879
FORBES ENERGY SERVICES LTD(USA	2,000	2,420
FORESTAR GROUP INC	39,723	611,734
FORMFACTOR INC	28,100	241,660
FORUM ENERGY TECHNOLOGIES INC	3,667	76,017
FOSTER L B CO CL A	3,870	187,966
FRANKLIN FINANCIAL CORP/VA	700	14,826
FREDS INC CL A	17,200	299,452
FREIGHTCAR AMERICA INC	4,386	115,396
FRESH DEL MONTE PRODUCE INC	26,760	897,798
FRONTIER COMMUNICATIONS CORP	247,741	1,652,432
FRP HOLDINGS INC	760	29,800
FTD COS INC	11,820	411,572
FTI CONSULTING INC	704	27,196
FUEL SYSTEMS SOLUTIONS INC	117,608	1,286,632
FULLER H B CO	9,388	418,048
FULTON FINANCIAL CORP	77,294	961,537
FURMANITE CORP	7,800	60,996
FUTUREFUEL CORP	13,049	169,898
G & K SERVICES INC CL A	6,225	441,041
GAIN CAPITAL HOLDINGS INC	14,500	130,790
GAMESTOP CORP CL A	18,156	613,673

GANNETT INC	89,159	2,864,679
GASLOG LTD	9,636	196,093
GATX CORP	6,480	372,859
GENERAL COMMUNICATIONS CL A	1,100	15,125
GENESCO INC	9,330	714,865
GENESEE & WYOMING INC CL A	876	78,770
GENWORTH FINANCIAL INC A	59,265	503,753
GERMAN AMERICAN BANCORP INC	2,000	61,040
GFI GROUP INC	210,946	1,149,656
GIBRALTAR INDUSTRIES INC	8,300	134,958
G-III APPAREL GROUP LTD	8,190	827,272
GLACIER BANCORP INC	19,602	544,348
GLATFELTER	16,763	430,474
GLOBAL CASH ACCESS HLDGS INC	13,054	93,336
GLOBAL INDEMNITY PLC	400	11,348
GLOBAL POWER EQUIPMENT GROUP	5,600	77,336
GOODRICH PETRO CORP	3,112	13,817
GORDMANS STORES INC	6,738	18,395
GRAFTECH INTERNATIONAL LTD	192,549	974,298
GRAHAM HOLDINGS CO	1,527	1,318,885
GRANITE CONSTRUCTION INC	38,350	1,463,053
GRAPHIC PACKAGING HOLDING CO	7,993	108,865
GRAY TELEVISION INC	20,326	227,651
GREAT LAKES DREDGE & DOCK CORP	13,711	117,366
GREAT SOUTHERN BANCORP INC	3,400	135,558
GREATBATCH INC	9,363	461,596
GREEN DOT CORP CLASS-A	46,300	948,687
GREEN PLAINS INC	11,284	279,618
GREENBRIER COMPANIES INC	10,591	569,054
GREENLIGHT CAPITAL RE LTD A	5,600	182,840
GREIF INC CL A	6,652	316,968
GRIFFON CORP	8,844	117,625
GROUP 1 AUTOMOTIVE INC	9,972	893,691
GUESS INC	41,500	884,158
GULF ISLAND FABRICATION INC	4,217	81,768
GULFMARK OFFSHORE INC CLASS A	11,094	270,915
HACKETT GROUP INC	12,100	106,359
HAEMONETICS CORP MASS	2,701	101,071
HALCON RESOURCES CORP	92,364	164,408
HANCOCK HOLDING CO	26,241	805,599
HANMI FINANCIAL CORPORATION	9,800	214,424
HANOVER INSURANCE GROUP INC	17,900	1,276,628
HARDINGE INC	4,000	47,680

HARMAN INTL IND INC NEW	3,542	377,967
HARMONIC INC	52,200	365,922
HARTE-HANKS INC	21,565	166,913
HARVARD APPARATUS REGENERATIVE	2,750	8,745
HARVARD BIOSCIENCES INC	11,000	62,370
HARVEST NATURAL RESOURCES INC	14,556	26,346
HAVERTY FURNITURE COS INC	9,000	198,090
HAWAIIAN HLDGS INC	20,285	528,424
HAWAIIAN TELCOM HOLDCO INC	4,008	110,501
HAYNES INTL INC	2,900	140,650
HCC INSURANCE HOLDINGS INC	30,419	1,636,998
HEALTH NET INC	8,398	449,545
HEALTHWAYS INC	13,384	266,074
HEARTLAND FINANCIAL USA INC	5,200	140,920
HECLA MINING CO	15,978	44,579
HEIDRICK & STRUGGLES INTL INC	7,045	162,387
HELEN OF TROY LTD	8,700	566,022
HELIX ENERGY SOL GRP INC	22,732	493,284
HERBALIFE LTD	6,464	243,693
HERITAGE FINANCIAL CORP WASH	11,263	197,666
HHGREGG INC	12,045	91,181
HILL-ROM HOLDINGS INC	8,483	386,994
HOMESTREET INC	4,255	74,080
HORACE MANN EDUCATORS CORP	16,151	535,890
HORNBECK OFFSHORE SERVICES INC	6,948	173,492
HORSEHEAD HOLDING CORP	17,036	269,680
HOUSTON WIRE & CABLE CO	2,500	29,875
HUB GROUP INC CL A	5,346	203,576
HUNTSMAN CORP	34,706	790,603
HURON CONSULTING GROUP INC	2,594	177,404
HUTCHINSON TECHNOLOGY INC	7,130	24,955
IAC/INTERACTIVECORP	2,302	139,939
IBERIABANK CORP	23,700	1,545,003
ICF INTERNATIONAL INC	7,691	315,177
ICU MEDICAL INC	2,764	226,372
II-VI INC.	25,479	347,788
IMATION CORP	5,202	19,716
IMPAX LABORATORIES INC	23,655	749,390
IMPERIAL HOLDINGS INC	7,700	50,204
INDEPENDENT BANK CORP MASS	3,441	148,135
INFINITY PPTY & CASUALTY CORP	2,158	166,727
INGLES MARKETS INC-CL A	5,171	191,792
INGRAM MICRO INC CL A	54,857	1,516,247

INGREDION INC	6,890	587,441
INNOPHOS HOLDINGS INC	366	21,393
INSTEEL INDUSTRIES INC	7,206	169,917
INTEGRA LIFESCIENCES HLDS CORP	9,479	514,046
INTEGRATED DEVICE TECH INC	49,600	972,160
INTEGRATED SILICON SOLUTN INC	9,600	159,072
INTELIQUENT INC	44,100	865,683
INTELSAT SA	54,876	952,647
INTER PARFUMS INC	3,800	104,766
INTERACTIVE BROKERS GROUP INC	20,216	589,499
INTERNATIONAL BANCSHARES CORP	26,657	707,477
INTERNATIONAL GAME TECHNOLOGY	40,948	710,857
INTERNATIONAL RECTIFIER CORP	28,922	1,153,988
INTERNATIONAL SHIPHOLDING CORP	2,200	32,780
INTERNATIONAL SPEEDW A (1/5VT)	8,700	275,355
INTERSIL CORPORATION CL A	58,200	842,154
INTEVAC INC	7,720	59,984
INTL FCSTONE INC	6,402	131,689
INTRALINKS HLDGS INC	15,532	184,831
INTREPID POTASH INC	3,127	43,403
INVACARE CORP	11,924	199,995
INVESTMENT TECH GROUP INC	33,200	691,224
IRIDIUM COMMUNICATIONS INC	28,717	279,991
ISLE CAPRI CASINOS INC	10,769	90,137
ITRON INC	3,129	132,325
IXYS CORP DEL	2,123	26,824
J2 GLOBAL INC	28,129	1,743,998
JABIL CIRCUIT INC	82,807	1,807,677
JACOBS ENGINEERING GROUP INC	2,663	119,009
JANUS CAPITAL GROUP INC	40,992	661,201
JETBLUE AIRWAYS CORP	55,889	886,400
JOY GLOBAL INC	5,475	254,697
KADANT INC	3,704	158,124
KAMAN CORP	43,837	1,764,439
KAPSTONE PAPER & PCKGING CORP	23,140	680,547
KAR AUCTION SERVICES INC	24,385	851,524
KB HOME	12,983	214,869
KCG HOLDINGS INC CL A	2,082	24,255
KELLY SERVICES INC CL A	16,564	281,919
KEMPER CORP	15,306	552,700
KEY ENERGY SERVICES INC	190,253	317,723
KIMBALL ELECTRONICS INC	8,394	100,896
KIMBALL INTL INC CL B	11,193	102,640

KINDRED HEALTHCARE INC	21,972	399,451
KIRBY CORP	5,432	438,580
KIRKLANDS INC	7,600	179,664
KMG CHEMICALS INC	600	12,018
KNIGHT TRANSPORTATION INC	32,696	1,100,547
KNIGHTSBRIDGE SHIPPING LTD	9,503	43,049
KNOWLES CORP	7,052	166,075
KORN/FERRY INTL	19,900	572,324
KRATOS DEFENSE & SEC SOLTN INC	22,181	111,349
KULICKE & SOFFA INDUSTRIES INC	129,595	1,873,944
KVH INDUSTRIES INC	800	10,120
LA Z BOY INC	21,424	575,020
LAKELAND BANCORP INC	2,625	30,713
LAKELAND FINANCIAL CORP	4,603	200,092
LANDMARK BANCORP INC	549	11,650
LATTICE SEMICONDUCTOR CORP	2,200	15,158
LAYNE CHRISTENSEN CO	63,551	606,277
LEAPFROG ENTERPRISES INC CL A	24,891	117,486
LEAR CORP NEW	26,408	2,590,097
LEGG MASON INC	50,411	2,698,501
LEIDOS HOLDINGS INC	10,384	451,912
LEMAITRE VASCULAR INC	2,700	20,655
LEXMARK INTERNATIONAL INC CL A	36,700	1,514,609
LHC GROUP INC	6,635	206,879
LIBERTY TRIPADVISOR HOLDG A WI	16,541	444,953
LIBERTY VENTURES CL A	16,550	624,266
LIFE TIME FITNESS INC	17,274	978,054
LIFEPOINT HOSPITALS INC	5,586	401,689
LIFETIME BRANDS INC	4,300	73,960
LINDSAY CORP	699	59,932
LNB BANCORP INC	1,000	18,060
LORAL SPACE & COMMUNIC LTD	4,411	347,190
LOUISIANA PACIFIC CORP	25,576	423,539
LSB INDUSTRIES INC	8,252	259,443
LSI INDUSTRIES INC	1,746	11,855
LYDALL INC	300	9,846
M D C HOLDINGS INC	3,815	100,983
MAGELLAN HEALTH INC	10,969	658,469
MAGNACHIP SEMICONDUCTOR	13,815	179,457
MAIDEN HLDGS LTD	32,080	414,474
MAINSOURCE FINACIAL GROUP INC	1,003	20,983
MANNING & NAPIER INC CL A	7,200	99,504
MANPOWERGROUP INC	9,802	668,202

MANTECH INTL CORP CL A	9,475	286,429
MARCUS CORP	1,500	27,765
MARLIN BUSINESS SERVICES CORP	900	18,477
MARRIOTT VACATIONS WORLD	14,800	1,103,192
MARTEN TRANSPORT LTD	13,300	290,738
MARVELL TECHNOLOGY GROUP LTD	200,976	2,914,152
MASTEC INC	71,100	1,607,571
MATERION CORP	47,200	1,662,856
MATRIX SERVICE CO	10,669	238,132
MATSON INC	17,285	596,678
MATTHEWS INTL CORP CL A	7,707	375,100
MAXWELL TECHNOLOGIES INC	11,331	103,339
MB FINANCIAL INC	22,397	735,965
MBIA INC	38,307	365,449
MCDERMOTT INTL INC	105,624	307,366
MCEWEN MINING INC	43,625	48,424
MCGRATH RENTCORP	8,138	291,829
MEADWESTVACO CORP	25,438	1,129,193
MEDASSETS INC	3,866	76,392
MEDIA GENERAL INC	6,240	104,395
MEDICINES CO	7,284	201,548
MENS WEARHOUSE INC	24,092	1,063,662
MENTOR GRAPHICS CORP	38,859	853,732
MERCANTILE BANK CORP	700	14,714
MERCHANTS BANCSHARES INC	656	20,093
MERCURY GENERAL CORP	5,514	312,478
MERCURY SYSTEMS INC	138,042	1,921,545
MEREDITH CORP.	9,342	507,457
MERIT MEDICAL SYSTEMS INC	16,512	286,153
MERITAGE HOMES CORP	5,236	188,444
MERITOR INC	23,921	362,403
META FINL GROUP INC	256	9,004
MICROSEMI CORP	29,629	840,871
MIDSTATES PETROLEUM CO INC	1,742	2,630
MILLER ENERGY RESOURCES INC	16,994	21,243
MILLER INDUSTRIES INC TENN	3,900	81,081
MINERALS TECHNOLOGIES INC	7,063	490,525
MITCHAM INDUSTRIES INC	900	5,337
MKS INSTRUMENTS INC	5,831	213,415
MOBILE MINI INC	8,710	352,842
MODINE MANUFACTURING CO	18,994	258,318
MOLINA HEALTHCARE INC	18,666	999,191
MOLYCORP INC	33,082	29,132

MONARCH CASINO & RESORT INC	5,503	91,295
MOOG INC CL A	11,351	840,315
MRC GLOBAL INC	33,933	514,085
MUELLER INDUSTRIES INC	17,356	592,534
MUELLER WATER PRODUCTS INC A	96	983
MULTI COLOR CO.	4,330	239,969
MURPHY USA INC	4,047	278,676
MYERS INDUSTRIES	13,087	232,033
MYR GROUP INC/DELAWARE	57,916	1,586,898
NABORS INDUSTRIES LTD	108,952	1,414,197
NACCO INDUSTRIES INC CL A	500	29,680
NASDAQ OMX GROUP	26,183	1,255,737
NATIONAL HEALTHCARE CORP	2,200	138,996
NATIONAL PENN BANCSHARES INC	12,593	132,541
NATIONAL WESTERN LIFE INC CL A	200	53,850
NATURAL GAS SERVICES GROUP	2,300	52,992
NATUS MEDICAL INC	11,610	418,424
NAVIGANT CONSULTING INC	13,746	211,276
NAVIGATORS GROUP INC	2,400	176,016
NBT BANCORP INC	2,956	77,654
NCR CORP	1,321	38,494
NEENAH PAPER INC	4,800	289,296
NELNET INC CL A	52,200	2,418,426
NEOPHOTONICS CO	6,700	22,646
NETGEAR INC	55,656	1,980,240
NEUSTAR INC CL A	1,850	51,430
NEW YORK COMMUNITY BANCORP INC	67,312	1,076,992
NEW YORK TIMES CO CL A	20,082	265,484
NEWFIELD EXPLORATION CO	55,442	1,503,587
NEWPARK RESOURCES INC	118,300	1,128,582
NEWPORT CORP	3,200	61,152
NN INC	6,420	131,995
NOBLE CORP PLC	35,292	584,788
NORDIC AMERICAN TANKER LTD	3,668	36,937
NORTHERN OIL AND GAS INC	7,754	43,810
NORTHFIELD BANCORP INC NEW	22,998	340,370
NORTHWEST BANCSHARES INC	36,612	458,748
NORTHWEST PIPE CO	1,600	48,192
NOVATEL WIRELESS INC	13,943	44,896
NUTRACEUTICAL INTL CORP	3,300	71,148
NUVASIVE INC	17,376	819,452
OASIS PETROLEUM INC	15,353	253,939
OCEANFIRST FINANCIAL CORP	1,320	22,625

OCLARO INC	31,707	56,438
OFFICE DEPOT INC	53,237	456,507
OFG BANCORP	17,758	297,447
OIL STATES INTERNATIONAL INC	18,435	901,472
OLD NATIONAL BANCORP (IND)	40,753	606,405
OLD REPUBLIC INTL CORP	58,509	855,987
OLIN CORP	33,550	763,934
OLYMPIC STEEL INC	4,100	72,898
OM GROUP INC	79,304	2,363,259
OMEGA PROTEIN CORP	8,800	93,016
OMNICARE INC	42,276	3,083,189
OMNICELL INC	14,235	471,463
OMNIVISION TECHNOLOGIES INC	118,088	3,070,288
OMNOVA SOLUTIONS INC	6,700	54,538
ON ASSIGNMENT INC	7,264	241,092
ON SEMICONDUCTOR CORP	1,454	14,729
ONEBEACON INSURANCE GROUP LTD	3,100	50,220
ORBITAL SCIENCES CORP	45,040	1,211,126
ORCHIDS PAPER PRODUCTS CO	374	10,887
ORION ENERGY SYSTEMS INC	3,100	17,050
ORION MARINE GROUP INC	7,800	86,190
ORITANI FINL CORP NEW	12,579	193,717
ORMAT TECHNOLOGIES INC	10,753	292,267
OSHKOSH CORP	28,079	1,366,043
OSI SYSTEMS INC	2,097	148,405
OUTERWALL INC	3,469	260,938
OWENS AND MINOR INC	25,627	899,764
OWENS CORNING INC	5,011	180,246
OWENS ILLINOIS INC	334	9,015
PACIFIC BIOSCIENES OF CALI INC	1,243	9,745
PACIFIC CONTINENTAL CORP	800	11,344
PACIFIC DRILLING SA (US)	14,891	69,094
PACIFIC MERCANTILE BANCORP	3,090	21,754
PACIFIC PREMIER BANCORP INC	1,019	17,659
PACWEST BANCORP	67,313	3,060,049
PAM TRANSPORTAION	1,187	61,534
PANHANDLE OIL & GAS CL A	2,200	51,216
PANTRY INC	15,700	581,842
PARK ELECTROCHEMICAL CORP.	2,900	72,587
PARK NATIONAL CORP	2,772	245,267
PARK STERLING CORP	7,362	54,111
PARKER DRILLING CO	48,983	150,378
PARTNERRE LTD	21,049	2,402,322

PATTERSON-UTI ENERGY INC	84,142	1,395,916
PBF ENERGY INC CL A	7,772	207,046
PC CONNECTION INC	5,800	142,390
PDC ENERGY INC	6,908	285,093
PENFORD CORP	1,300	24,297
PENN VIRGINIA CORP.	25,400	169,672
PENNEY (J.C.) CO INC	63,637	412,368
PENSKE AUTOMOTIVE GROUP INC	8,787	431,178
PEOPLES BANCORP INC	1,100	28,523
PEOPLES UNITED FINANCIAL INC	119,608	1,815,649
PERCEPTRON INC	3,029	30,139
PERICOM SEMICONDUCTOR CORP	7,421	100,480
PHARMERICA CORP	17,800	368,638
PHH CORP	8,038	192,590
PHI INC NON VTG	800	29,920
PHOTOMEDEX INC	7,170	10,970
PHOTRONIC INC	188,303	1,564,798
PINNACLE FINL PARTNERS INC	5,508	217,786
PINNACLE FOODS INC	315	11,194
PIONEER ENERGY SVCS CORP	44,100	244,314
PIPER JAFFRAY COS	38,855	2,257,087
PLATINUM UNDERWRITERS HLDG LTD	12,800	939,776
PLEXUS CORP	13,743	566,349
PMC-SIERRA INC	61,400	562,424
PMFG INC	7,385	38,624
POLYCOM INC	175,255	2,365,943
POLYPORE INTERNATIONAL INC	778	36,605
POST HOLDINGS INC	6,163	258,168
POWELL INDUSTRIES INC	1,455	71,397
PRESTIGE BRANDS HOLDINGS INC	20,909	725,960
PRIMERICA INC	15,817	858,230
PRIVATEBANCORP INC	30,940	1,033,396
PROASSURANCE CORPORATION	20,300	976,633
PROGRESS SOFTWARE CORP	923	24,939
PROSPERITY BANCSHARES INC	2,298	127,645
PROTECTIVE LIFE CORP	15,407	1,073,098
PROVIDENT FINANCIAL HLDGS INC	1,200	18,156
PROVIDENT FINANCIAL SVCS INC	14,200	256,452
PULASKI FINANCIAL CORP	550	6,782
PULTEGROUP INC	42,964	926,463
QCR HOLDINGS INC	752	13,596
QEP RESOURCES INC	18,494	373,949
QLOGIC CORP	35,800	476,856

QUAD/GRAPHICS INC CL A	13,354	306,608
QUANEX BUILDING PRODUCTS	14,421	270,826
QUANTA SVCS INC	21,014	596,587
QUINSTREET INC	16,796	101,952
RADISYS CORP	1,500	3,510
RBC BEARINGS INC	825	53,237
RCI HOSPITALITY HOLDINGS INC	2,759	27,645
RED ROBIN GOURMET BURGERS INC	2,600	200,135
REGAL-BELOIT CORP	9,200	693,864
REINSURANCE GROUP OF AMERICA	20,438	1,790,778
RELIANCE STEEL & ALUMINUM CO	31,460	1,927,554
RENAISSANCERE HLDGS LTD	2,657	258,314
RENASANT CORP	4,599	133,049
RENEWABLE ENERGY GROUP INC	13,034	126,560
RENT A CTR INC	20,773	759,461
REPUBLIC AIRWAYS HOLDINGS INC	9,692	141,406
REPUBLIC BANCORP INC KY CL A	5,500	136,989
RESOLUTE FOREST PRODUCTS INC	2,376	41,841
RESOURCES CONNECTION INC	16,295	268,053
REX AMERICAN RESOURCES CORP	4,000	247,880
RLI CORP	4,341	214,445
ROADRUNNER TRANSPORTATION SYST	15,060	351,651
ROCK TENN COMPANY CL A	19,178	1,169,474
ROCKY BRANDS INC	600	7,956
ROFIN SINAR TECHNOLOGIES INC	2,900	83,433
ROGERS CORP	6,947	565,764
ROSETTA RESOURCES INC	5,205	116,124
ROUNDYS INC	13,900	67,276
ROVI CORPORATION	15,986	361,124
ROWAN COMPANIES PLC	95,192	2,219,877
RPX CORP	21,311	293,666
RTI INTERNATIONAL METALS INC	41,270	1,042,480
RTI SURGICAL INC	15,200	79,040
RUBICON TECHNOLOGY INC	8,107	37,049
RUBY TUESDAY INC	134,501	919,987
RUSH ENTERPRISES INC CL A	4,322	138,520
RYDER SYSTEM INC	19,200	1,782,720
RYLAND GROUP INC	10,027	386,641
S & T BANCORP	5,189	154,684
SAFETY INSURANCE GROUP INC	5,031	322,034
SANCHEZ ENERGY CORP	18,636	173,128
SANDERSON FARMS INC	9,403	790,087
SANDRIDGE ENERGY INC	112,127	204,071

SANDY SPRING BANCORP INC	9,445	246,326
SANFILIPPO (JOHN B) & SON INC.	500	22,750
SANMINA CORP	33,971	799,338
SCANSOURCE INC	7,168	287,867
SCHNITZER STEEL INDS INC CL A	10,682	240,986
SCHOLASTIC CORP	3,400	123,828
SCHWEITZER-MAUDUIT INTL INC	286	12,098
SCICLONE PHARMACEUTICALS INC	15,209	133,231
SCORPIO TANKERS INC	47,405	411,949
SCRIPPS (EW) CO CL A	18,451	412,380
SEABOARD CORP	24	100,751
SEACHANGE INTL INC	16,164	103,126
SEACOAST BANKING CORP FLORIDA	3,260	44,825
SEACOR HOLDINGS INC	7,871	580,959
SELECT MEDICAL HLDGS CORP	40,903	589,003
SELECTIVE INSURANCE GROUP INC	22,770	618,661
SEMGROUP CORP-CLASS A	3,773	258,035
SENSIENT TECHNOLOGIES CORP	10,187	614,684
SERVICE CORP INTERNATIONAL INC	18,075	410,303
SHENANDOAH TELECOM CO	9,342	291,938
SHILOH INDUSTRIES	6,300	99,099
SHIP FINANCE INTL LTD (NY)	17,328	244,671
SHOE CARNIVAL	5,200	133,588
SHORETEL INC	33,400	245,490
SHULMAN A INC	10,088	408,867
SHUTTERFLY INC	5,702	237,745
SIERRA BANCORP	700	12,292
SIGMA DESIGNS INC	11,800	87,320
SIGNET JEWELERS LTD (US)	17,799	2,341,814
SILGAN HOLDINGS INC	1,600	85,760
SILICON IMAGE INC	27,410	151,303
SILICON LABORATORIES INC	2,272	108,193
SIMMONS 1ST NATL CORP CL A	4,900	200,263
SIMPSON MANUFACTURING CO	19,145	662,417
SIZMEK INC	10,861	67,990
SKECHERS USA INC CL A	19,200	1,060,800
SKULLCANDY INC	21,900	201,261
SKYWEST INC	36,100	480,852
SKYWORKS SOLUTIONS INC	24,273	1,764,890
SL INDUSTRIES INC	600	23,400
SM ENERGY CO	5,666	218,594
SNAP-ON INCORPORATED	600	82,044
SNYDERS LANCE INC	14,048	429,166

SONIC AUTOMOTIVE INC CL A	15,862	429,305
SONIC CORP	7,700	209,671
SONOCO PRODUCTS CO	2,329	101,777
SONUS NETWORKS INC	92,352	366,637
SOUTH STATE CORP	1,308	87,741
SOUTHSIDE BANCSHARES INC	2,100	60,711
SOUTHWEST BANCORP INC OKLA	7,062	122,596
SPAN-AMERICA MED SYSTEMS INC	547	9,846
SPANSION INC CL A	26,870	919,491
SPARTAN MOTORS INC	8,200	43,132
SPARTANNASH CO	7,602	198,716
SPECTRUM PHARMACEUTICAL INC	25,567	177,179
SPIRIT AIRLINES INC	19,731	1,491,269
ST JOE COMPANY	3,000	55,170
STANCORP FINL GROUP INC	17,932	1,252,730
STANDARD PACIFIC CORP	14,598	106,419
STARTEK INC	139	1,355
STATE AUTO FINANCIAL CORP	500	11,110
STATE BANK FINANCIAL CORP	60,061	1,200,019
STEEL DYNAMICS INC	110,400	2,191,992
STEELCASE INC CLASS A	196	3,539
STEIN MART INC	4,600	67,597
STEINER LEISURE LTD	1,495	69,084
STEPAN CO	464	18,597
STERIS CORPORATION	1,826	118,416
STERLING BANCORP/DE	24,208	348,111
STEWART INFORMATION SERVICES	8,323	308,284
STIFEL FINANCIAL CORP	9,609	490,251
STILLWATER MINING CO	47,327	697,600
STOCK YARDS BANCORP INC	3,100	103,354
STONE ENERGY CORP	20,434	344,926
STONERIDGE INC	11,395	146,540
SUN BANCORP INC NJ	799	15,501
SUNCOKE ENERGY INC	28,300	547,322
SUPER MICRO COMPUTER INC	16,015	558,603
SUPERIOR ENERGY SERVICES INC	65,195	1,313,679
SUPERIOR INDUSTRIES INTL	2,200	43,934
SUSQUEHANNA BANCSHARES INC PA	75,882	1,019,095
SVB FINL GROUP	6,431	746,446
SWIFT ENERGY CO	3,072	12,442
SYKES ENTERPRISES INC	17,748	416,546
SYMETRA FINANCIAL CORP	48,130	1,109,397
SYMMETRY SURGICAL INC	99	771

SYNNEX CORP	15,344	1,199,287
SYNOVUS FINANICAL CORP	5,825	158,382
TAKE-TWO INTERACTV SOFTWR INC	15,479	433,876
TAL INTL GROUP INC	12,628	550,202
TANDY LEATHER FACTORY INC	1,300	11,739
TARGACEPT INC	15,300	40,239
TCF FINANCIAL CORPORATION	35,221	559,662
TECH DATA CORP	15,429	975,576
TEEKAY CORP	8,050	409,665
TELECOMMUNICATION SYST INC A	18,455	57,580
TELEDYNE TECHNOLOGIES INC	4,750	488,015
TELENAV INC	15,600	104,052
TELEPHONE & DATA SYSTEMS INC	38,716	977,579
TERRITORIAL BANCORP INC	2,566	55,297
TESCO CORP	15,193	194,774
TESORO CORP	18,020	1,339,787
TETRA TECH INC	7,764	207,299
TETRA TECHNOLOGIES INC	83,663	558,869
TEXAS CAPITAL BANCSHARES INC	1,157	62,860
TEXTAINER GROUP HLDGS LTD	12,457	427,524
THE CHILDRENS PLACE INC	9,116	520,820
TIDEWATER INC	15,810	512,402
TILLY’S INC	600	5,814
TIME INC	998	24,561
TIMKEN CO	12,644	539,646
TIMKENSTEEL CORP	6,322	234,104
TITAN INTERNATIONAL INC	96,112	1,022,151
TITAN MACHINERY INC	50,900	709,546
TOLL BROTHERS INC	17,694	606,373
TOOTSIE ROLL INDUSTRIES INC	805	24,738
TOWN SPORTS INTL HLDGS INC	900	5,355
TOWNE BANK	2,200	33,506
TRC COMPANIES INC	1,500	9,510
TREEHOUSE FOODS INC	6,085	520,450
TRIANGLE PETROLEUM CORP	3,508	16,768
TRICO BANCSHARES	4,500	111,150
TRIMAS CORP	2,509	78,507
TRINITY INDUSTRIES INC	51,910	1,453,999
TRIPLE-S MANAGEMENT CORP CL B	11,300	270,183
TRIQUINT SEMICONDUCTOR INC	63,771	1,756,891
TRIUMPH GROUP INC	23,650	1,589,753
TRONOX INC	2,835	67,700
TRUSTCO BANK CORP NY	29,367	215,132

TRUSTMARK CORP	27,416	672,789
TRW AUTOMOTIVE HLDGS CORP	3,135	322,435
TTM TECHNOLOGIES INC	28,756	216,533
TUTOR PERINI CORP	19,248	463,299
TWIN DISC INC	4,160	82,618
UGI CORP NEW	29,388	1,121,966
ULTRA CLEAN HOLDINGS INC	3,000	27,840
ULTRAPETROL BAHAMAS LTD	17,106	36,607
UMB FINANCIAL CORP	4,679	267,288
UMPQUA HOLDINGS CORP	39,188	673,082
UNIFIRST CORP	1,628	197,776
UNION BANKSHARES CORP	8,482	204,247
UNIT CORP	46,689	1,592,095
UNITED BANKSHARES INC. W VA.	18,738	707,734
UNITED COMMUNITY BANKS GA	654	12,419
UNITED FINL BANCORP INC NEW	14,156	203,280
UNITED FIRE GROUP INC	5,200	154,596
UNITED ONLINE INC	8,442	122,831
UNITED RENTALS INC	21,303	2,173,119
UNITED STATES CELLULAR CORP	5,504	219,224
UNITED STATES LIME & MIN INC	320	23,315
UNITED STATES STEEL CORP	45,992	1,229,826
UNITED STATIONERS INC	7,266	307,352
UNIVERSAL CORP	871	38,307
UNIVERSAL ELECTRONICS INC	3,912	254,397
UNIVERSAL FOREST PRODUCTS INC	16,650	885,780
UNIVERSAL INSURANCE HLDGS INC	12,783	261,412
UNIVERSAL TECH INST INC	5,805	57,121
UNIVEST CORP PA	6,587	134,638
US SILICA HOLDINGS INC	17,294	446,620
UTI WORLDWIDE INC	35,659	430,404
VAALCO ENERGY INC	500	2,280
VAIL RESORTS INC	5,264	481,893
VALIDUS HOLDING	11,582	481,348
VALLEY NATL BANCORP	91,097	894,573
VCA INC	23,062	1,124,734
VECTRUS INC	4,208	115,299
VEECO INSTRUMENT	2,682	93,548
VERIFONE SYSTEMS INC	18,447	686,228
VERSAR	3,100	9,796
VIAD CORP	6,800	181,968
VIASYSTEMS GROUP INC NEW	800	13,024
VIEWPOINT FINANCIAL GROUP INC	39,845	950,303

VILLAGE SUPER MKT INC CL A NEW	400	11,048
VISHAY INTERTECHNOLOGY INC	157,842	2,233,464
VISHAY PRECISION GROUP INC	1,604	27,525
VISTEON CORP	8,230	879,458
VITAMIN SHOPPE INC	2,688	130,583
VONAGE HOLDINGS CORP	10,190	38,824
VOXX INTERNATIONAL CORP	8,500	74,460
VSE CORP	1,600	105,440
W&T OFFSHORE INC	30,758	225,764
WARREN RESOURCES INC	187	301
WASHINGTON FEDERAL INC	44,291	981,046
WASHINGTON TR BANCORP INC	4,140	167,670
WASTE CONNECTIONS INC	12,686	558,057
WATERSTONE FINANCIAL INC	3,508	46,130
WATTS WATER TECH INC CL A	11,709	742,819
WAYSIDE TECHNOLOGY GROUP INC	800	13,768
WEBMD HEALTH CORPORATION	915	36,188
WEBSTER FINANCIAL	25,675	835,208
WEIS MARKETS INC	1,400	66,948
WELLCARE HEALTH PLANS INC	2,530	207,612
WENDYS CO	160,508	1,449,387
WERNER ENTERPRISES INC	11,452	357,302
WESBANCO INC	9,789	342,811
WESCO AIRCRAFT HOLDINGS INC	38,482	537,978
WESCO INTERNATIONAL INC	1,949	148,533
WEST BANCORPORATION INC	1,884	32,066
WEST MARINE INC	90,440	1,168,485
WESTELL TECHNOLOGIES INC CL A	3,100	4,650
WESTERN REFINING INC	8,018	302,920
WHITING PETROLEUM CORP	12,386	408,738
WILEY (JOHN) & SONS INC CL A	9,464	563,392
WILEY (JOHN) & SONS INC CL B	176	10,319
WILLBROS GROUP INC	19,631	123,086
WILLIAMS CLAYTON ENERGY INC	3,668	234,018
WILSHIRE BANCORP INC	30,532	310,816
WINDSTREAM HOLDINGS INC	237,527	2,016,604
WINTRUST FINANCIAL CORP	15,831	740,258
WOLVERINE WORLD WIDE INC	13,966	412,416
WORLD FUEL SERVICES CORP	520	24,423
WPX ENERGY INC	57,325	666,690
WSFS FINANCIAL CORP	3,300	253,737
XO GROUP INC	4,200	76,482
XPO LOGISTICS INC	4,154	169,816

ZEP INC	3,260	49,389
ZIONS BANCORP	71,798	2,046,961
ZUMIEZ INC	105	4,056

DFA Small Mid Value Account		430,242,700

PIMCO Total Return Account
Mutual Funds
HIGH YIELD PORTFOLIO INSTL CL	1,546,434	11,505,466
PAPS SR FLOATNG RATE PORTFOLIO	93,706	923,939
PIMCO ASSET BACK SECS PORT-UNL	1,082,450	13,260,017
PIMCO EMMERG MKTS FD INST CL	1,755,065	16,953,928
PIMCO INTL PORT FUND(UNLISTED)	9,677,735	47,130,571
PIMCO INV GRD CORP PORT(UNLST)	8,217,097	82,417,479
PIMCO MTG PORT INSTL CL(UNLST)	13,002,788	141,080,245
PIMCO MUNI SECTR PORT INSTL CL	744,802	6,122,271
PIMCO REAL RETRN BD FD INST CL	8,066,800	70,745,836
PIMCO SHORT TERM PORT INSTL CL	1,214,652	11,551,340
PIMCO SHORT TM FLT NAV PORT II	4,808,020	48,131,478
PIMCO US GOVT SECTOR PORT INST	9,493,627	88,575,543
SSBK GOVT STIF FUND	300,770	300,763

PIMCO Total Return Account		538,698,876

Russell International Growth Account
Currency
AUSTRALIAN DOLLAR CURRENCY	40	33
BRAZILIAN REAL	1	110,409
BRITISH POUND STERLING CURRENCY	3	4
BRITISH POUND STERLING CURRENCY	9	43,263
BRITISH POUND STERLING CURRENCY	30	46
BRITISH POUND STERLING CURRENCY	647	37,675
CANADIAN DOLLAR	0	0
CANADIAN DOLLAR	25,221	21,708
CANADIAN DOLLAR	0	0
EGYPTIAN POUND	214	30
EURO MONETARY UNIT.	0	0
EURO MONETARY UNIT.	(65,365)	(79,095)
EURO MONETARY UNIT.	24	29
EURO MONETARY UNIT.	3,744	4,530
HONG KONG DOLLAR	46	6
HONG KONG DOLLAR	0	53,651
HONG KONG DOLLAR	0	0
HONG KONG DOLLAR	3,256	420
MALAYSIAN RINGGIT	20,654	5,907

MALAYSIAN RINGGIT	1	(25,049)
POLAND ZLOTY NEW	0	0
SOUTH KOREAN WON	672	1
SOUTH KOREAN WON	1,483	1
TAIWAN DOLLAR	1,696,724	53,607
TAIWAN DOLLAR	10	0
TURKISH LIRA (NEW)	0	0
Forward Currency Contracts
CURRENCY CONTRACT – USD	110,334	110,334
CURRENCY CONTRACT – USD	(293,488)	(110,256)
CURRENCY CONTRACT – USD	31,320	31,320
CURRENCY CONTRACT – USD	(242,995)	(31,335)
CURRENCY CONTRACT – USD	16,723	16,723
CURRENCY CONTRACT – USD	(129,739)	(16,730)
CURRENCY CONTRACT – USD	5,583	5,583
CURRENCY CONTRACT – USD	(43,311)	(5,585)
MALAYSIAN RINGGIT	87,586	25,039
MALAYSIAN RINGGIT	(25,075)	(25,075)
Futures
CAC40 10 INDEX FUT JAN15 CFF5	26	8,809
FTSE 100 IDX FUT MAR15 Z H5	33	14,401
HANG SENG IDX FUT JAN15 HIF5	4	5,003
IBEX 35 INDEX FUT JAN15 IBF5	4	(576)
S&P/TSX 60 IX FUT MAR15 PTH5	11	(4,545)
SPI 200 FUT MAR15 XPH5	11	225
TOPIX INDX FUT MAR15 TPH5	31	(23,293)
Mutual Funds
SSBK GOVT STIF FUND	21,274,299	21,462,519
Publicly-traded Common Stock
ABB LTD (REG) (SWIT)	63,481	1,349,817
AIA GROUP LTD	176,400	981,561
AIA GROUP LTD	1,012,000	5,631,176
AIA GROUP LTD	377,000	2,097,780
AIR CHINA LIMITED H	426,000	344,441
AIR LIQUIDE SA	42,179	5,249,330
AIRASIA BHD	4,413,735	3,433,536
AKZO NOBEL NV	21,423	1,494,455
ALFA LAVAL AB	126,355	2,403,736
ALIBABA GROUP HLD LTD SPON ADR	4,070	423,036
ALIBABA GROUP HLD LTD SPON ADR	15,000	1,559,100
ALIMENTATION COUCH CL B SUBVTG	59,840	2,507,841
ALUMINA LTD	1,226,329	1,797,109
AMADEUS IT HOLDING SA CL A	196,515	7,867,381

AMVIG HOLDINGS LIMITED	3,689,640	1,593,920
ANHEUSER BUSCH INBEV NV	33,180	3,768,428
ARM HOLDINGS PLC	198,491	3,078,212
ARM HOLDINGS PLC	88,483	1,372,201
ASHTEAD GROUP PLC	127,781	2,294,317
ASICS CORP	108,900	2,651,130
ASPEN PHARMACARE HOLDINGS PLC	20,792	729,749
ASSA ABLOY AB SER B	36,545	1,944,554
ASTELLAS PHARMA INC	159,800	2,249,981
ASTRAZENECA PLC (UK)	37,729	2,678,835
ATLAS COPCO AB SER A	47,888	1,341,629
AUSTRALIA & NZ BANKING GRP	233,650	6,121,227
BAIDU INC SPON ADR	3,370	768,259
BAIDU INC SPON ADR	10,400	2,370,888
BANCO BILBAO VIZ AR SA RT 1/15	108,824	10,403
BANCO BILBAO VIZ ARGENTARIA SA	108,824	1,034,234
BANK OF IRELAND (IRISH)	2,369,296	897,361
BANK RAKYAT INDONESIA TBK PT	761,200	716,026
BAYER AG	94,725	12,952,284
BB SEGURIDADE PARTICIPACOES SA	54,400	658,154
BEIERSDORF AG	65,007	5,303,373
BEIJING ENTERPRISES HLDGS LTD	77,500	607,635
BG GROUP PLC	82,506	1,112,337
BNP PARIBAS (FRAN)	19,757	1,177,657
BNP PARIBAS (FRAN)	67,974	4,051,731
BRENNTAG AG	10,955	9,758
BRIDGESTONE CORP	85,025	3,009,025
BRILLIANCE CH AUTO HLDG LTD	230,000	369,559
BRITISH AMER TOBACCO PLC (UK)	32,923	1,795,983
BS FINANCIAL GROUP INC	40,144	542,516
BURBERRY GROUP PLC	90,479	2,320,776
CAE INC	156,040	2,025,377
CANADIAN NATL RAILWAY CO	113,802	7,842,096
CATCHER TECHNOLOGY GDR REGS	44,694	1,740,384
CEMEX SAB DE CV SPON ADR	94,600	963,974
CEMEX SAB DE CV SPON ADR	88,224	899,003
CETIP SA MERCADOS ORGANIZADO	41,400	506,340
CHINA CINDA ASSET MGT CO LTD H	709,000	345,602
CHINA CONSTRUCTION BANK CORP H	1,939,000	1,592,777
CHINA LIFE INS CO LTD H	333,000	1,307,583
CHINA MOBILE LIMITED	122,500	1,429,626
CHINATRUST FI(JPM)(CWT)3/9/16	1,281,173	831,825
CNOOC LTD	273,000	367,537

COGNIZANT TECH SOLUTIONS CL A	17,900	942,614
COMMERCIAL INTL BK EGYPT SAE	69,148	474,845
COMPASS GROUP PLC	647,585	11,374,183
COMPASS GROUP PLC	97,824	1,678,678
COPA HOLDINGS SA CL A	24,732	2,563,224
CORPORACION INMO VESTA SAB CV	334,700	664,239
CREDICORP LTD (USA)	5,550	888,999
CSR CORP LTD H	969,000	1,304,554
DANONE NEW	90,350	5,952,911
DBS GROUP HOLDINGS LTD	219,000	3,405,730
DENSO CORP	188,100	8,875,782
DEUTSCHE TELEKOM AG (REGD)	75,490	1,210,343
DIAGEO PLC	32,104	924,939
DIAGEO PLC	178,718	5,148,994
DSV DE SAMMENSLUT VOGN	46,667	1,427,054
ELECTROLUX AB SER B	84,238	2,472,392
ELECTROLUX AB SER B	47,650	1,398,531
ELEMENT FINANCIAL CORP	141,980	1,728,006
EMAAR PROPERTIES	226,416	447,525
EMBRAER S A SPON ADR	20,800	770,535
ENN ENERGY HOLDINGS LTD	200,000	1,134,803
ERICSSON (LM) TELE CO CL B	76,006	919,905
ESSILOR INTERNATIONAL SA(FRAN)	36,932	4,141,829
ESSILOR INTERNATIONAL SA(FRAN)	21,821	2,447,169
EUROFINS SCIENTIFIC SE	4,945	1,268,843
EXPERIAN PLC	114,015	1,933,417
FANUC CORPORATION	24,200	4,029,629
FMTC INR UNREALIZED GAIN/LOSS	1	(14,595)
FOMENTO ECONO MEX(FEMSA)SP ADR	12,153	1,069,829
FUCHS PETROLU SE (GERW) PFD	66,049	2,661,023
GALP ENERGIA SGPS SA	108,382	1,105,706
GCL POLY ENERGY HOLDGS LIMITED	446,000	103,525
GDF SUEZ	223,240	5,248,656
GEBERIT AG (REG)	9,989	3,399,998
GILDAN ACTIVEWEAR INC	32,670	1,851,742
GLENCORE PLC	269,091	1,253,183
GLOBAL BRANDS GROUP HLDG LTD	4,546,000	891,068
GREATVIEW ASEPTIC PACK CO LTD	2,940,310	1,520,461
GREEK ORG OF FOOTBL PROGNOC SA	38,435	413,924
GROUPE EUROTUNNEL SE	79,876	1,034,197
GRUPO FINANCIERO BANORTE SAB	134,000	737,494
GRUPO TELEVISA (CPO) SPON ADR	23,900	814,034
H LUNDBECK AS	23,596	470,812

HAIER ELECTRONICS GRP CO LTD	228,000	542,756
HDFC BANK LTD (DEMAT)	27,880	479,601
HDFC BANK LTD SPON ADR	11,000	558,250
HDFC BANK LTD SPON ADR	83,000	4,212,250
HEIDELBERGCEMENT AG (GERW)	13,644	970,949
HEINEKEN NV	40,345	2,877,908
HENDERSON GROUP PLC	258,420	861,935
HENGAN INTL GRP CO LTD	58,500	611,430
HENGAN INTL GRP CO LTD	299,500	3,130,312
HENNES & MAURITZ AB B	172,645	7,210,936
HERMES MICROVISION INC (ELN) W	12,000	606,616
HINDALCO INDS LTD	178,521	446,196
HITACHI LTD	231,000	1,737,032
HIWIN TECH (HSBC)(CWT) 6/3/24	1,605	13,438
HIWIN TECH CRP(HSBC)(CWT)7/21	34,395	287,974
HONDA MOTOR CO LTD	189,800	5,622,060
HOWDEN JOINERY GROUP PLC	458,147	2,877,694
HSBC HOLDINGS PLC (UK REG)	929,555	8,817,424
HYUNDAI MOTOR CO	4,196	655,877
ICICI BANK LTD (DEMAT)	144,210	807,814
ICICI BANK LTD SPONS ADR	31,000	358,050
ICICI BANK LTD SPONS ADR	140,500	1,622,775
IMPERIAL OIL LTD	24,880	1,074,607
INDOFOOD SUKSES MAKMR (DEMAT)	771,500	420,478
INFINEON TECHNOLOGIES AG	118,453	1,267,790
ING GROEP NV CVA	518,561	6,795,660
INPEX CORP	386,400	4,340,468
INTERCONTINENTAL HOTELS GP PLC	111,659	4,516,123
INTERTEK GROUP PLC	118,594	4,314,180
ISUZU MOTORS LTD	148,600	1,837,960
ITAU UNIBANCO HLDG SA SPON ADR	72,100	938,446
ITC LTD (UBS) (CWT) 05/02/13	122,299	715,343
JAMES HARDIE INDUSTRES PLC CDI	108,807	1,180,705
JAPAN TOBACCO INC	62,210	1,754,428
JBS SA	116,800	492,122
JC DECAUX SA	35,930	1,241,923
JSC MMC NORILSK NICKL ADR (UK)	20,692	326,638
KASIKORNBANK PCL NVDR	136,700	951,846
KEYENCE CORP	14,500	6,513,984
KONE OYJ B	27,643	1,265,057
KROTON EDUCACIONAL SA	91,000	530,622
LARGAN PREN CO LTD CWT 8/17/20	8,000	605,352
LENOVO GROUP LTD	1,362,000	1,791,493

LG CHEMICAL LTD	1,995	337,468
LI & FUNG LTD	3,300,000	3,089,501
LINDE AG	41,024	7,654,656
LOCALIZA RENT A CAR SA	24,800	333,161
L’OREAL SA ORD	11,247	1,895,794
L’OREAL SA ORD	27,079	4,564,435
LUKOIL OIL CO SPONS ADR (UK)	21,168	872,385
LVMH	36,317	5,811,777
MAGNIT PJSC (USD)	2,601	422,682
MAIL.RU GROUP LTD GDR REGS	8,320	135,616
MARUTI SUZKI(UBSAG)(CWT)2/9/15	13,197	697,127
MATAHARI DEPARTMENT STORE TBK	343,200	415,664
MEDIA TEK INC	64,000	934,188
MEDIATEK INC (UBS) (ELN) 8/16	20,200	294,853
MEDICLINIC INTERNATIONAL LTD	73,027	635,402
MEG ENERGY CORP	59,800	1,006,275
METHANEX CORP	49,435	2,270,912
METROPOLITAN BANK & TRUST CO	413,138	765,668
MITSUBISHI HEAVY INDS LTD	251,000	1,403,572
MITSUBISHI UFJ FINL GRP INC	227,400	1,261,540
MITSUI FUDOSAN CO	43,000	1,168,517
MOBILEYE NV	15,900	644,904
MTN GROUP LTD	35,296	675,575
NASPERS LTD N SHS	10,190	1,334,665
NESTLE SA (REG)	121,214	8,894,147
NESTLE SA (REG)	75,369	5,530,244
NINE DRAGONS PAPER (HLDGS) LTD	234,000	207,486
NOVARTIS AG (REG)	58,747	5,456,936
NOVO-NORDISK AS CL B	76,198	3,222,764
ONO PHARMACEUTICAL CO LTD	31,790	2,847,777
ONO PHARMACEUTICAL CO LTD	39,400	3,529,487
ORKLA ASA	168,463	1,156,163
PEGATRON CORP	86,000	198,351
PERNOD-RICARD	51,337	5,731,222
PETROCHINA CO LTD H	386,000	428,079
PLASTIC OMNIUM CIE	82,707	2,263,300
POSCO	1,213	312,217
POWSZECHNA KASA OSZCZ BK SA	63,784	644,226
PRESIDENT CHAIN(HSBC)(CWT)9/24	58,000	448,043
PRUDENTIAL PLC	49,008	1,139,647
PTT GLOBAL CHEMICAL PCL (FOR)	653,120	1,017,769
PTT PCL NVDR	55,100	542,824
RANDSTAD HOLDINGS NV	165,941	8,043,924

RATIONAL AG	5,497	1,727,765
RENAULT SA ORD	40,264	2,949,110
RICHEMONT CIE FINANCIERE SA A	37,508	3,350,141
ROCHE HLDGS AG (GENUSSCHEINE)	9,473	2,571,678
ROCHE HLDGS AG (GENUSSCHEINE)	19,807	5,377,096
ROLLS-ROYCE HOLDINGS PLC	323,824	4,390,995
ROTORK PLC	107,806	3,908,295
SAFRAN (SOCIETE D APPLICAT)	28,018	1,737,538
SAMSONITE INTERNATIONAL S.A.	602,335	1,786,503
SAMSUNG ELECTRONICS CO LTD	1,763	2,161,394
SANDS CHINA LTD	431,200	2,121,344
SANOFI	18,797	1,720,910
SAP SE	127,761	9,006,833
SAP SE	18,523	1,305,825
SAP SE	60,614	4,273,136
SBERBANK OF RUSSIA (USD)	145,786	131,747
SCHINDLER HOLDING AG PART CERT	33,963	4,919,203
SCHNEIDER ELECTRIC SE	81,410	5,970,701
SCHNEIDER ELECTRIC SE	18,594	1,363,705
SEVEN & I HOLDINGS CO LTD	56,500	2,055,896
SHIMANO INC	17,500	2,294,154
SHIN-ETSU CHEMICAL CO LTD	109,800	7,210,609
SHINHAN FINANCIAL GROUP CO LTD	17,892	737,825
SINGAPORE EXCHANGE LTD	408,000	2,405,526
SINOPHARM GROUP CO LTD H	114,800	406,370
SK HYNIX INC	22,855	997,866
SK HYNIX INC	35,581	1,553,493
SM INVESTMENTS CORP	29,262	532,512
SMC CORP	4,100	1,094,315
SOFTBANK CORP	17,400	1,047,370
SONY CORP	73,000	1,506,867
SPIRAX-SARCO ENGINEERING PLC	84,958	3,808,271
SPOTLESS GROUP HOLDINGS LTD	1,619,766	2,525,740
STRATASYS LTD	13,608	1,130,961
SVENSKA HANDELSBANKEN SER A	102,423	4,816,629
SWATCH GROUP AG (BR)	5,075	2,267,466
TAIHEIYO CEMENT CORP	792,010	2,506,026
TAIWAN SEMIC MFG CO LTD SP ADR	89,600	2,005,248
TAIWAN SEMIC MFG CO LTD SP ADR	418,270	9,360,883
TAIWAN SEMIC MFG CO LTD SP ADR	114,800	2,569,224
TAIWAN SEMIC MFG CO LTD SP ADR	169,300	3,788,934
TASLY PHARMA A (JPM)(CWT)11/19	21,000	139,073
TAV HAVALIMANLARI HOLDING ASA	59,519	486,952

TENAGA NASIONAL BHD	146,900	579,786
TENCENT HOLDINGS LIMITED	93,000	1,349,190
TENCENT HOLDINGS LIMITED	74,600	1,082,254
TEVA PHARMACEUTICAL IND ADR	40,501	2,329,213
TIGER BRANDS LTD	17,049	542,461
TIM PARTICIPACOES SA SPON ADR	17,700	393,117
TOKIO MARINE HOLDINGS INC	61,940	2,034,071
TOWNGAS CHINA CO LTD	2,534,560	2,568,993
TRANSURBAN GROUP STAPLED UNIT	409,635	2,934,588
TRICAN WELL SERVICE LTD	203,435	1,001,591
TURK HAVA YOLLARI AO	121,780	502,342
UBS GROUP AG	342,345	5,884,808
UBS GROUP AG	79,100	1,359,705
UCB SA	22,687	1,734,992
ULKER BISKUVI SANAYI AS	59,267	470,927
ULTRA TECH (UBS) (CWT) 12/15	13,101	556,182
UNICHARM CORP	116,600	2,840,920
UNICREDIT SPA	189,581	1,223,862
UNILEVER NV CVA (BEARER)	112,293	4,435,128
UNILEVER PLC ORD	68,313	2,798,101
VALEO SA	14,369	1,801,315
VALLOUREC SA	60,895	1,676,356
VANGUARD INTL SEMICONDUCT CORP	277,000	457,714
VIPSHOP HLDGS LTD ADR	49,000	957,460
VOLKSWAGEN AG	5,730	1,248,739
WACKER CHEMIE AG	8,194	902,774
WANT WANT CHINA HOLDINGS LTD	2,403,695	3,167,875
WOOLWORTHS HOLDINGS LTD (SOAF)	75,037	500,128
WOOLWORTHS LTD (AUSTRALIA)	147,124	3,685,037
WPP PLC NEW (UK)	248,390	5,207,042
WPP PLC NEW (UK)	67,922	1,423,860
WUXI PHARMATECH CAYMAN SPN ADR	84,693	2,851,613
YUM BRANDS INC	86,672	6,314,055
ZEE ENTERTAINMT ENT LTD(DEMAT)	122,958	742,703

Russell International Growth Account		604,311,508

Russell International Value Account
Cash Equivalents
BRITISH POUND STERLING CURRENCY	3,221	5,020
CANADIAN DOLLAR	727	626
TURKISH LIRA (NEW)	18,391	7,878
Equity/Convertible
BANRO CORP WT 03/31/17 144A	5,616	0

CHINA HONGXING SPORTS LTD	3,613,000	156,832
Fixed Income
CURRENCY CONTRACT – USD	91,345	91,345
CURRENCY CONTRACT – USD	(708,692)	(91,389)
CURRENCY CONTRACT – USD	397,431	397,431
CURRENCY CONTRACT – USD	(47,934,650)	(400,210)
CURRENCY CONTRACT – USD	43,121	43,121
CURRENCY CONTRACT – USD	(334,531)	(43,139)
FTSE 100 IDX FUT MAR15 Z H5	49	21,384
HANG SENG IDX FUT JAN15 HIF5	3	3,753
MINI MSCI EMG MKT MAR15 MESH5	208	11,440
S&P/TSX 60 IX FUT MAR15 PTH5	7	(2,892)
S&P500 EMINI FUT MAR15 ESH5	28	(34,020)
SPI 200 FUT MAR15 XPH5	8	163
TOPIX INDX FUT MAR15 TPH5	23	(17,282)
Forward Currency Contracts
CANADIAN DOLLAR	83,000	71,433
CANADIAN DOLLAR	(71,572)	(71,572)
CURRENCY CONTRACT – EUR	290,000	350,915
CURRENCY CONTRACT – EUR	(351,877)	(351,877)
CURRENCY CONTRACT – USD	31,594	31,594
CURRENCY CONTRACT – USD	(110,674)	(31,653)
CURRENCY CONTRACT – USD	35,291	35,291
CURRENCY CONTRACT – USD	(123,272)	(35,241)
CURRENCY CONTRACT – USD	329,771	329,771
CURRENCY CONTRACT – USD	(2,019,000)	(328,055)
CURRENCY CONTRACT – USD	260,627	260,627
CURRENCY CONTRACT – USD	(1,600,000)	(259,988)
CURRENCY CONTRACT – USD	386,268	386,268
CURRENCY CONTRACT – USD	(46,170,000)	(385,480)
JAPANESE YEN	21,262,000	177,518
JAPANESE YEN	(177,969)	(177,969)
Mutual Funds
SSBK GOVT STIF FUND	24,018,449	23,255,684
Publicly-traded Common Stock
3I GROUP PLC	217,463	1,542,082
A P MOLLER – MAERSK S/A B	261	524,591
AAC TECHNOLOGIES HOLDINGS INC	126,500	677,797
ABB LTD (REG) (SWIT)	214,072	4,551,883
ABB LTD (REG) (SWIT)	65,375	1,390,090
ACACIA MINING PLC	80,590	320,802
ACCIONA SA	2,890	196,534
ACE LTD	10,025	1,158,188

ACS ACTIVIDADES CONST Y SRV SA	4,130	144,778
AFREN PLC	454,700	335,071
AGEAS (BELG)	26,010	928,623
AHOLD NV (KONINKLIJKE)	266,948	4,766,166
AHOLD NV (KONINKLIJKE)	117,870	2,104,485
AIR NEW ZEALAND LIMITED	109,806	211,566
AIRBUS GROUP NV	38,570	1,929,872
AKZO NOBEL NV	20,343	1,419,115
ALIMENTATION COUCH CL B SUBVTG	43,100	1,806,282
ALLIANCE GLOBAL GROUP INC	1,859,900	936,491
ALPARGATAS SA (PN)	180,278	491,692
AMEC FOSTER WHEELER PLC	52,350	707,058
ANHEUSER BUSCH INBEV NV	12,400	1,408,334
AOZORA BANK LTD	33,000	104,141
ARYZTA AG	12,417	961,062
ASM INTERNATIONAL NV (NETH)	17,570	746,246
ASTELLAS PHARMA INC	108,200	1,523,454
ASTRAZENECA PLC (UK)	7,160	508,374
ATKINS (WS) PLC	5,671	121,588
AVIVA PLC	232,288	1,754,104
AXA SA	64,160	1,491,015
AXIS BK LTD (MLSW) CWT 6/13/18	277,258	2,209,795
BAE SYSTEMS PLC	85,900	631,931
BAKKAFROST	6,174	138,756
BALKRISHNA IND(MQ BK)(CWT)6/16	87,073	846,695
BANCO SANTANDER SA (SPAIN)	303,893	2,572,609
BANK HANDLOWY W WARSZAWIE SA	33,539	1,013,118
BANK HAPOALIM LTD (REG)	194,001	915,169
BANK LEUMI LE-ISRAEL BM	237,544	814,854
BARCLAYS PLC ORD	476,488	1,808,363
BARRICK GOLD CORP (USA)	18,300	196,725
BAYER AG	14,908	2,038,455
BEIJING ENTERPRISES HLDGS LTD	132,000	1,034,940
BELLWAY PLC	3,570	107,890
BERENDSEN PLC	23,458	402,178
BERKELEY GRP HLDGS PLC	4,890	189,015
BNP PARIBAS (FRAN)	40,130	2,392,031
BOARDWALK REIT UNIT	9,100	494,320
BOLSA MEXICANA DE VALORES SA	805,600	1,458,994
BOMBARDIER INC CL B SUB VTG	21,200	75,727
BOUYGUES ORD	60,725	2,202,939
BP PLC	593,261	3,800,339
BP PLC	375,833	2,407,528

BP PLC	546,777	3,502,569
BPOST SA	32,890	827,213
BRIDGESTONE CORP	11,800	417,601
BRITVIC PLC	0	8,389
BT GROUP PLC	460,611	2,910,400
BURSA MALAYSIA BHD	818,300	1,895,676
CALLOWAY REAL EST INVT TR REIT	22,900	540,734
CALTEX AUSTRALIA LTD	2,100	58,651
CANADIAN IMP BK OF COMMERCE	30,600	2,656,758
CANADIAN NATL RESOURCES LTD	0	2,611
CANADIAN TIR LT A PH DELIVEREY	2,200	232,422
CANFOR CORP NEW	22,500	574,023
CANON INC	125,900	4,126,068
CANON MARKETING JAPAN INC	21,300	366,855
CAP GEMINI SA (FF40)	25,600	1,842,529
CARILLION PLC	136,025	711,925
CARNIVAL PLC	7,560	343,946
CATHAY PACIFIC AIRWAYS LTD	51,000	111,146
CERVECERIAS UNIDAS SA CIA	105,975	986,603
CEZ AS	50,750	1,310,181
CHAODA MODERN AGRIC(HLDGS)LTD	1,354,000	37,912
CHEUNG KONG HLDGS LTD	150,000	2,520,423
CHINA MOBILE LIMITED	186,500	2,176,533
CHINA MOBILE LIMITED	209,950	2,450,204
COCA COLA WEST COMPANY LTD	17,300	242,934
COCA-COLA ICECEK SANAYI AS	59,372	1,284,310
COGECO CABLE INC SUB VTG	800	49,330
COMFORTDELGRO CORP LTD	183,000	359,189
COMINAR REAL ESTAT INV TR UNIT	39,800	637,526
COMPASS GROUP PLC	91,737	1,574,224
CONTAINER (MACQUARIE)(CWT)2/16	103,793	2,227,841
CONTINENTAL AG	6,850	1,455,106
CREDIT AGRICOLE SA	132,602	1,726,496
CREDIT SUISSE GROUP AG	94,912	2,394,280
CSL LIMITED	8,800	622,737
CTBC FINL HLDG CO LTD	2,144,748	1,392,518
CTT CORREIOS DE PORTUGAL SA	35,341	342,842
DAI ICHI LIFE INSURANCE CO	66,400	1,020,558
DAIMLER AG (GERW)	23,028	1,921,851
DANIELI & C SPA N/C RISP	5,100	84,731
DANSKE BK AS	32,630	887,530
DANSKE BK AS	56,600	1,539,510
DELHAIZE GROUP	10,830	791,926

DELTA ELECTRONICS THAI (FOR)	759,800	1,628,737
DEUTSCHE BANK AG (GERW)	6,540	197,724
DEUTSCHE BOERSE AG	33,525	2,402,373
DEUTSCHE TELEKOM AG (REGD)	279,700	4,484,476
DIALOG SEMICONDUCTOR PLC (GER)	21,020	745,889
DMCI HOLDINGS INC	4,020,400	1,409,407
DNB ASA	37,410	555,654
DOWNER EDI LTD	136,700	526,761
DRAGON OIL PLC (UK)	17,724	148,482
DUERR AG	11,474	1,017,150
ECHO ENTERTAINMENT GROUP LTD	319,400	988,273
ENCANA CORP (US)	150,400	2,086,048
ENDESA SA	98,030	1,963,181
ENEL (ENTE NAZ ENERG ELET) SPA	378,300	1,691,888
ENEL (ENTE NAZ ENERG ELET) SPA	381,500	1,706,200
ENI SPA	169,602	2,977,842
ENI SPA	79,740	1,400,061
ENI SPA	195,150	3,426,410
ENN ENERGY HOLDINGS LTD	59,618	338,273
EURONEXT NV	5,817	188,606
EVRAZ PLC	146,900	353,741
FAURECIA SA	50,806	1,900,586
FED BANK LTD(ML) (CWT) 6/25/18	165,349	397,929
FINMECCANICA SPA	66,600	623,358
FOMENTO ECONO MEX(FEMSA)SP ADR	11,717	1,031,448
FORBO HOLDING AS (REG)	242	242,073
FORMOSA INTL HOTELS CORP	99,120	1,058,499
FRESENIUS SE & CO KGAA	1,390	72,594
FUJI HEAVY INDUSTRIES LTD	6,000	215,395
FUJIFILM HOLDINGS CORP	16,100	497,463
FUJITSU GENERAL LTD	37,000	359,868
FUJITSU LTD	109,000	586,314
GAM HOLDING LTD	39,350	712,432
GAS NATURAL SDG SA	16,530	416,244
GAZPROM O A O SPON ADR (UK)	468,000	2,176,200
GDF SUEZ	29,267	688,104
GENTING BHD (MLAY)	40,441	102,592
GIANT MANUFACTURING CO LTD	84,000	745,758
GLAXOSMITHKLINE PLC	208,236	4,516,197
GLAXOSMITHKLINE PLC	71,100	1,545,890
GPT GROUP REIT STAPLED	436,497	1,589,782
GRAND KOREA LEISURE CO LTD	30,383	925,080
GRASIM INDUS (CLSA) (CWT) 6/15	3,600	193,324

GREAT WEST LIFECO INC	7,800	225,514
GRUPO FINANCIERO BANORTE SAB	180,800	995,066
H&R REIT / H&R FIN TR STAPLED	80,100	1,498,169
HAIER ELECTRONICS GRP CO LTD	578,976	1,378,257
HANA FINANCIAL GROUP INC	45,620	1,345,249
HANNOVER RUECKVERSICHERUNGS SE	10,860	985,191
HEIDELBERGCEMENT AG (GERW)	5,910	420,574
HEINEKEN HOLDING NV	6,880	432,325
HEINEKEN NV	8,280	590,633
HEIWA CORP	27,100	543,674
HELVETIA HOLDING AG	1,955	932,076
HENDERSON LAND DEVMT CO LTD	178,000	1,246,401
HITACHI CONST MACHINERY CO LTD	2,800	60,030
HOCHTIEF AG	5,350	378,845
HOME RETAIL GROUP PLC	0	4,578
HOME RETAIL GROUP PLC	23,000	74,384
HON HAI PRECISION IND CO LTD	763,301	2,119,812
HONDA MOTOR CO LTD	129,000	3,821,105
HONDA MOTOR CO LTD	115,600	3,424,184
HONGKONG LAND HLDGS LTD	18,000	121,680
HSBC HOLDINGS PLC (UK REG)	54,400	516,019
HSBC HOLDINGS PLC (UK REG)	256,625	2,434,252
HUTCHISON WHAMPOA LTD	10,000	115,092
IBERDROLA SA	689,603	4,670,440
IBERDROLA SA	368,800	2,497,753
IMPERIAL HOLDINGS LTD (SOAF)	96,182	1,538,214
IMPERIAL TOBACCO GROUP PLC	65,140	2,879,311
IMPERIAL TOBACCO GROUP PLC	62,700	2,771,459
INCHCAPE PLC	4,400	49,719
INDRA SISTEMAS SA	70,425	687,707
INFINEON TECHNOLOGIES AG	83,900	897,973
ING GROEP NV CVA	12,610	165,252
ING GROEP NV CVA	150,508	1,972,383
INTACT FINL CORP	27,700	1,999,178
INTERNATIONAL CONS AIRLNS (SP)	39,100	292,867
IPSEN PROMESSES	2,060	107,186
ISUZU MOTORS LTD	59,500	735,926
ITOCHU CORP (FORM C ITOH & CO)	197,500	2,130,322
ITV PLC	34,917	117,115
JAPAN AIRLINES CO LTD	51,500	1,547,838
JAPAN PETROLEUM EXPLRN CO LTD	18,800	596,427
JERONIMO MARTINS & FILHO SGPS	96,509	973,367
JSE LIMITED	153,867	1,609,467

KANAMOTO CO LTD	0	200
KAO CORP	75,200	3,007,874
KAWASAKI KISEN KAISHA LTD	355,000	963,224
KBC GROUPE SA	18,000	1,012,703
KDDI CORP	20,700	1,319,802
KDDI CORP	21,800	1,389,937
KONINKLIJKE PHILIPS NV	97,480	2,848,630
KPN (KON) NV	642,275	2,042,442
LAND SECURITIES GROUP PLC	8,870	159,953
LINAMAR CORP	1,400	85,497
LONZA GROUP AG	14,050	1,585,607
M DIAS BRANCO SA	35,350	1,226,292
MAGNA INTL INC SUB VTG	15,000	1,625,366
MARCOPOLO SA (PN)	577,992	729,198
MARUBENI CORP	15,000	90,754
MARUTI SUZUKI (CLSA)(CWT) 5/15	53,655	2,834,305
MEDIASET ESPANA COMUNICACIN SA	13,700	173,154
MEGMILK SNOW BRAND CO LTD	4,100	49,256
MERCK KGAA	25,754	2,443,852
METALURGICA GERDAU SA PN	147,900	628,722
METHANEX CORP	4,400	201,652
METRO INC	4,700	377,440
MICHELIN CL B (REG)	2,150	195,823
MINERAL RESOURCES LTD	30,700	189,981
MITSUBISHI CHEMICAL HLDGS CORP	89,700	440,712
MITSUBISHI CORP	6,300	116,606
MITSUBISHI MATERIALS CORP	249,000	835,682
MITSUBISHI MOTORS CORP	22,600	209,434
MITSUBISHI UFJ FINL GRP INC	546,300	3,030,693
MITSUBISHI UFJ FINL GRP INC	248,400	1,378,041
MITSUI MINING & SMELTING CO	64,000	156,554
MIZUHO FINANCIAL GROUP INC	253,400	428,398
MMI HOLDINGS LTD	697,070	1,807,793
MS&AD INSURANCE GRP HLDGS INC	8,000	192,386
MS&AD INSURANCE GRP HLDGS INC	28,300	680,566
MUNICH REINSURANCE (REG)	7,152	1,434,447
NAMPAK LTD	573,685	2,163,268
NATIONAL GRID PLC	314,550	4,568,247
NATIXIS	139,075	923,058
NESTE OIL OYJ	20,020	485,958
NESTLE SA (REG)	59,248	4,347,356
NESTLE SA (REG)	18,825	1,381,295
NETEASE INC ADR	8,550	847,647

NEWS CORP NEW CL A	116,025	1,820,432
NEWS CORP NEW CL B	69,085	1,041,802
NEXON CO LTD	33,200	313,208
NIPPO CORP	10,000	164,969
NIPPON SUISAN KAISHA LTD	220,400	693,695
NIPPON TELEGRAPH & TELEPHONE	42,800	2,219,325
NIPPON YUSEN KK	272,000	776,624
NISSAN MOTOR CO LTD ORD	26,700	235,614
NISSHINBO HOLDINGS INC	11,000	114,886
NKT HLDG AS	2,731	147,101
NN GROUP NV	17,512	526,475
NN GROUP NV	53,494	1,608,227
NOKIAN TYRES OYJ	48,375	1,187,699
NORDEX SE	22,830	414,520
NOVARTIS AG (REG)	45,056	4,185,196
NOVARTIS AG (REG)	31,837	2,957,299
NOVARTIS AG (REG)	21,715	2,017,079
NTT DOCOMO INC	127,800	1,886,378
NTT DOCOMO INC	91,100	1,344,672
OKI ELECTRIC INDUSTRY CO LTD	298,000	577,192
ORANGE	164,117	2,810,045
ORANGE	15,900	272,243
OTP BANK (REG)	97,190	1,415,931
OTP BANK (REG)	69,125	1,007,061
OTSUKA HOLDINGS CO LTD	40,500	1,236,504
PANDORA A/S	11,360	931,216
PARTNERRE LTD	7,809	891,241
PERUSAHAAN GAS NEGARA PT SER B	2,491,400	1,206,976
PEUGEOT SA	6,650	82,239
POSTNL NV	195,200	732,225
POWSZECHNY ZALKAD UBEZPIEC SA	12,632	1,782,771
PTT GLOBAL CHEMICAL PCL (FOR)	446,254	695,406
PUBLICIS GROUPE SA	24,126	1,741,110
QANTAS AIRWAYS LTD	757,800	1,484,803
QBE INSURANCE GROUP LTD	251,084	2,297,882
RALLYE SA	4,320	152,118
RECKITT BENCKISER GROUP PLC	11,460	930,587
REED ELSEVIER NV	73,290	1,759,502
REED ELSEVIER NV	28,372	681,138
REPSOL SA	15,080	283,658
RESONA HOLDINGS INC	74,900	382,629
RIO TINTO PLC (REGD)	22,542	1,054,019
ROCHE HLDGS AG (GENUSSCHEINE)	10,373	2,816,006

ROCHE HLDGS AG (GENUSSCHEINE)	7,075	1,920,682
ROYAL BANK OF CANADA	19,100	1,319,146
ROYAL BANK OF SCOTLAND GRP PLC	355,090	2,182,780
ROYAL DUTCH SHELL PLC CL A(NL)	98,299	3,290,066
ROYAL DUTCH SHELL PLC CL A(NL)	102,100	3,417,285
ROYAL DUTCH SHELL PLC CL A(UK)	23,346	783,596
ROYAL DUTCH SHELL PLC CL A(UK)	11,093	372,330
ROYAL DUTCH SHELL PLC CL A(UK)	19,725	662,059
RSA INSURANCE GROUP PLC	201,132	1,363,657
RWE AG	61,147	1,897,867
RWE AG	1,700	52,764
SABMILLER PLC (UK)	29,533	1,547,073
SALMAR ASA	9,320	159,439
SANOFI	47,702	4,367,232
SANOFI	18,525	1,696,008
SAP SE	54,276	3,826,323
SCENTRE GROUP STAPLED UNIT	1	3
SCHNEIDER ELECTRIC SE	37,575	2,755,793
SECURITY BANK CORP	669,619	2,272,683
SEVEN & I HOLDINGS CO LTD	64,600	2,350,635
SHIMACHU CO LTD	4,000	97,846
SHIN-ETSU CHEMICAL CO LTD	41,300	2,712,187
SHIRE PLC	18,820	1,329,658
SIAM CITY CEMENT (FOR)	36,700	484,304
SIEMENS AG (REGD)	21,075	2,390,794
SINGAPORE TELECOM LTD (SING)	1,077,000	3,222,364
SK HYNIX INC	30,251	1,320,781
SKY NETWORK TELEVISION LTD	16,984	80,020
SKY PLC	174,780	2,448,985
SMURFIT KAPPA GROUP PLC (IREL)	64,955	1,469,798
SOCIETE GENERALE SA CL A	18,149	768,422
SOCO INTL PLC	25,865	122,310
SOHO CHINA LTD	1,193,113	843,140
SOMPO JAPAN NIPPONKOA HOLD INC	40,800	1,039,245
SSE PLC	2,530	63,960
ST GOBAIN CIE DE	77,241	3,292,789
STMICROELECTRONICS NV (ITAL)	14,100	105,697
STMICROELECTRONICS NV(SICOVAM)	264,725	1,986,049
SUBSEA 7 SA	86,888	892,429
SUMITOMO HEAVY INDUSTRIES LTD	197,000	1,073,977
SUMITOMO MITSUI FINL GROUP INC	63,100	2,304,746
SUMITOMO MITSUI FINL GROUP INC	58,100	2,122,120
SUNCOR ENERGY INC	13,500	429,030

SVG CAPITAL PLC	31,496	217,075
SWIRE PACIFIC LTD CL A	4,500	58,610
SWIRE PROPERTIES LTD	82,600	243,923
SWISS LIFE HLDGS AG (NEW)	7,960	1,892,722
SWISS RE LTD	25,140	2,115,229
SWISSCOM AG (REG)	738	387,855
SYNGENTA AG (SWIT)	6,847	2,203,822
TAIWAN SEMIC MFG CO LTD SP ADR	24,860	556,367
TAIWAN SEMICONDUCT MFG CO LTD	435,000	1,937,853
TAKEDA PHARMACEUTICAL CO LTD	96,500	4,025,399
TAKUMA CO LTD	32,000	215,595
TECHNICOLOR REGR	57,000	319,965
TECHNIP SA	10,060	601,534
TELECOM ITALIA SPA	1,510,900	1,612,529
TELEFONICA SA	272,276	3,927,253
TELEFONICA SA	11,240	162,123
TELEPERFORMANCE	1,920	131,104
TELUS CORPORATION	16,800	607,636
TESCO PLC	1,118,974	3,296,222
TEVA PHARMACEUTICAL IND ADR	66,400	3,818,664
TIGER BRANDS LTD	39,974	1,271,884
TOFAS TURK OTOMOBIL FABRIKASI	284,119	1,941,144
TOKIO MARINE HOLDINGS INC	109,400	3,592,627
TOSHIBA CORP	117,000	500,508
TOSOH CORP	17,000	83,169
TOTAL SA (FRAN)	68,349	3,516,647
TOTAL SA (FRAN)	55,100	2,834,968
TOTVS SA	64,200	848,220
TOYO TIRE & RUBBER CO	18,300	370,645
TOYOTA MOTOR CORP	12,300	776,118
TOYOTA MOTOR CORP	22,100	1,394,488
TRAVELSKY TECHNOLOGY LTD H	1,058,000	1,143,319
TRAVIS PERKINS PLC	121,825	3,526,006
TUI AG NEW	34,945	561,537
TURK SISE VE CAM FABRIKALARI	1,203,133	1,875,909
UBISOFT ENTERTAINMENT SA	40,350	740,439
UBS GROUP AG	118,100	2,030,104
UNILEVER NV CVA (BEARER)	35,275	1,393,223
UNILEVER PLC ORD	107,961	4,422,083
UNI-PRESIDENT CHINA HLDGS LTD	209,000	192,434
UNITED OVERSEAS BANK (LOC)	180,082	3,334,776
UNY GROUP HOLDINGS CO LTD	111,000	568,066
USIMINAS PN (PFD REG) A SHRS	363,100	689,811

VALLOUREC SA	98,708	2,717,297
VALOR CO LTD	11,600	208,118
VEDANTA RESOURCES PLC	24,390	218,392
VGI GL MEDIA PCL (FOR) WT 7/18	834,130	42,356
VGI GLOBAL MEDIA PCL(FOR)	4,319,421	1,549,780
VODAFONE GROUP PLC	533,044	1,878,661
VODAFONE GROUP PLC	112,281	394,908
VODAFONE GROUP PLC	991,963	3,497,991
VOLKSWAGEN AG	12,582	2,741,995
WENDEL	910	102,340
WEST FRASER TIMBER LTD	11,500	658,274
WESTPORTS HOLDINGS BHD	1,753,395	1,684,944
WHARF HOLDINGS LTD	7,000	50,550
WHEELOCK & CO LTD	116,000	541,507
WPP PLC NEW (UK)	74,801	1,568,066
XL GROUP PLC	40,425	1,389,407
YANGZIJIANG SHIPBLDG HLDGS LTD	668,000	607,662
YARA INTERNATIONAL ASA	45,900	2,055,739
YELLOW MEDIA LTD	5,500	92,692
YUE YUEN INDUSTRIAL HLDGS LTD	531,513	1,915,726
ZURICH INSURANCE GROUP AG	13,857	4,344,425

Russell International Value Account		502,353,328

Investments held by trustee		12,417,632,077

Participant Loans* Interest 4.25% – 9.44%, maturing through February 2030		103,400,059

Total Investments		$12,521,032,136

*	Party-in-interest
**	Information not presented because investments are participant directed